      As filed with the Securities and Exchange Commission on May 18, 2001

                                File No. 70-9589

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                -------------------------------------------------

                                   FORM U-1/A

                    FOURTH AMENDMENT TO FORM U-1 APPLICATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                -------------------------------------------------

                               DTE Energy Company
                                 2000 2nd Avenue
                             Detroit, MI 48226-1279

                              DTE Enterprises, Inc.
                                 2000 2nd Avenue
                             Detroit, MI 48226-1279
                -------------------------------------------------
                    (Name of companies filing this statement
                   And address of principal executive offices)

                                       N/A
                -------------------------------------------------
                    (Name of top registered holding company)

                                 Susan M. Beale
                               DTE Energy Company
                                 2000 2nd Avenue
                             Detroit, MI 48226-1279
                               Tel. (313) 235-4000
                               Fax (313) 235-7098

                -------------------------------------------------
                     (Name and address of agent for service)

         The Commission is also requested to send copies of all notices, orders and communications in connection with this Application to:

Eric H. Peterson                                  Daniel L. Schiffer
Thomas A. Hughes                                  Pauline E. Doohan
DTE Energy Company                                MCN Energy Group Inc.
2000 2nd Avenue                                   500 Griswold Street
Detroit. MI 48226-1279                            Detroit, MI 48226
Tel. (313) 235-7054                               Tel. (313) 256-5206
Fax (313) 235-8500                                Fax (313) 965-0009

Arnold H. Quint                                   William S. Lamb
Jack A. Molenkamp                                 Markian Melnyk
Ted J. Murphy                                     LeBoeuf, Lamb, Greene &
Hunton & Williams                                 MacRae, L.L.P.
1900 K Street, N.W.                               125 West 55th Street
Washington, D.C. 20006                            New York, N.Y. 10019-5389
Tel. (202) 955-1500                               Tel. (212) 424-8000
Fax (202) 778-2201                                Fax (212) 424-8500

                 INTRODUCTION AND REQUEST FOR COMMISSION ACTION

         Pursuant to Rule 20 of Part 250 of the Rules and Regulations of the Securities and Exchange Commission ("Commission" or the "SEC"),(1) DTE Energy Company ("DTE") and DTE Enterprises, Inc., ("Merger Sub") hereby jointly submit this fourth amendment amending and restating the Form U-1 Application that was filed in this proceeding on November 24, 1999 ("November 24th Application"). DTE, an exempt intrastate holding company under Rule 2,(2) and Merger Sub, a Michigan corporation and a wholly-owned subsidiary of DTE, hereby ask that the Commission authorize the acquisition, pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "Act"), of all of the issued and outstanding common stock of MCN Energy Group Inc. ("MCN"), another exempt intrastate holding company pursuant to Rule 2 (the "Merger"). DTE and Merger Sub (collectively, the "Applicants") also request an order under Section 3(a)(1) of the Act declaring them exempt from all provisions of the Act, except Section 9(a)(2), following consummation of the Merger. Applicants are filing this Form U-1/A Amendment in order to update the terms of the acquisition and the financial and corporate information included in the November 24th Application, and to report on the Federal Trade Commission's ("FTC") review of the Merger. The Commission noticed the Applicant's previous filing with respect to the Merger (Rel. No. 35-27349) on February 23, 2001. The comment period expired on March 20, 2001 without any comments being received.

--------
(1)      17 C.F.R. ss.250.20 (2000).

(2)      17 C.F.R. ss.250.2 (2000).

         The Merger will be governed by the terms of an Agreement and Plan of Merger dated as of October 4, 1999, as amended as of November 12, 1999 and as further amended as of February 28, 2001 (the "Amended Merger Agreement"), by and among DTE, Merger Sub and MCN. Under the terms of the Amended Merger Agreement, MCN will be merged into Merger Sub with Merger Sub surviving as a wholly-owned subsidiary of DTE. The Amended Merger Agreement is appended to this Amendment as Exhibit B-2, and is incorporated by reference herein.

         MCN's board of directors unanimously approved the Merger on October 4, 1999, and DTE's board of directors approved the Merger, by a unanimous vote of all directors present, on October 4, 1999.(3) The boards of directors of both corporations approved the revised terms of the Merger on February 28, 2001. MCN's shareholders voted to approve the initial Merger Agreement on December 20, 1999, and are expected to vote on the Amended Merger Agreement on May 15, 2001. DTE's shareholders voted to ratify a proposal to approve the issuance of DTE common stock in connection with the Merger on December 20, 1999, and no further DTE shareholder approval is required in connection with the Amended Merger Agreement. A registration statement on Form S-4, which includes a Joint Proxy/Prospectus (the "Registration Statement"), was filed with the Commission on October 15, 1999 and amended and declared effective on November 12, 1999. The Registration Statement was appended to the November 24th Application as Exhibit C-1. A post-effective amendment to the Registration Statement was filed with the Commission on March 19, 2001, and declared effective on April 9, 2001. The post-effective amendment is attached hereto as Exhibit C-2, and is incorporated herein by reference.

         In addition, the Merger was subject to the 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) (the "HSR Act"). On November 22, 1999, DTE and MCN each filed the pre-merger notification and report form for the Merger required pursuant to the HSR Act with the Department of Justice ("DOJ") and the FTC. The FTC staff raised concerns regarding the loss of possible competition between DTE's and MCN's utility subsidiaries in their coincident retail distribution area. As is discussed below in Item 3(B)(1)(A), DTE and MCN have addressed these concerns by agreeing to sell to Exelon Energy Company ("Exelon"), a subsidiary of Exelon Corporation, an easement entitling it to use certain amounts of natural gas transportation capacity annually on MCN's system in the relevant distribution area. (Exelon Corporation is a registered holding company recently created by the merger of Unicom Corporation and PECO Energy Company. Exelon is a non-regulated subsidiary.) On March 21, 2001, DTE and MCN were notified that the Federal Trade Commissioners had accepted a proposed Agreement Containing Consent Order based on the easement agreement with Exelon that had been negotiated by DTE and MCN with the FTC staff. Copies of the Agreement Containing Consent Order and the FTC's accompanying Decision and Order are attached hereto as Exhibit D-3. By letter dated March 22, 2001, DTE and MCN received confirmation that as a result of the acceptance of the Agreement Containing Consent

----------

(3) The two DTE directors who were unavailable on October 4, 1999 subsequently indicated their respective approval of the merger agreement, and the Merger, after reviewing all material information regarding the transaction.


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Order, they had been granted early termination of the HSR Act pre-merger waiting period, effective March 21, 2001. The Michigan Public Service Commission
("MPSC") also has approved the transfer of capacity rights.(4) A copy of the MPSC order was previously filed as Exhibit D-2.

         DTE is the parent holding company of, and owns all of the securities of, the Detroit Edison Company ("Detroit Edison"), a public utility engaged in the generation, purchase, distribution and sale of electric energy in southeastern Michigan.(5) MCN is the parent holding company of Michigan Consolidated Gas Company ("MichCon"), a natural gas utility serving approximately 1.2 million customers in more than 500 communities throughout Michigan, and Citizens Gas Fuel Company, a natural gas utility serving approximately 15,000 residential, commercial and industrial customers in and around Adrian, Michigan. MCN also owns a 47.5% interest in Southern Missouri Gas Company, L.P. ("SMGC"), a natural gas utility which serves approximately 7,000 residential, commercial, and industrial customers in southern Missouri.

         The Merger will create a fully integrated electric and natural gas company and a premier regional energy provider with operations spanning the energy value chain.

         For the Commission to approve the Merger, Section 10 of the Act requires the Commission to find that the Merger will tend towards the economical and efficient development of an integrated public-utility system and that state laws have been complied with. As is set forth in detail below in Item 3.B, the Merger satisfies these requirements.

         In addition, Applicants request that the Commission allow DTE to retain its Section 3(a)(1) exemption, and grant Merger Sub a Section 3(a)(1) exemption of its own, after the consummation of the Merger. To qualify for an exemption under Section 3(a)(1), a holding company system must meet the specific intrastate requirements of the exemption and the Commission must not find that granting the exemption would be detrimental to the public interest or to the interests of investors or consumers. Applicants submit that these criteria are clearly satisfied as well.

         The only remaining approval required for consummation of the Merger is approval of this application by the commission. Consequently, the Applicants ask the Commission to proceed as expeditiously as possible to take all actions needed to approve the proposed transaction on or shortly after May 15, 2001.


----------

(4) Although the MPSC does not have jurisdiction over the Merger as such, it did send this Commission a letter, concurrent with the filing of the November 24th Application, indicating that it was aware of the Merger. The letter did not suggest that the Merger would adversely affect the MPSC's ability to fulfill its regulatory responsibilities.

(5) Detroit Edison has transferred its transmission facilities and agreements to a new company, International Transmission Company ("ITC"). ITC is a wholly-owned subsidiary of Detroit Edison.

         Unless otherwise indicated, all financial information set forth herein is current as of December 31, 2000.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

A.       DESCRIPTION OF THE PARTIES TO THE TRANSACTION

1.       DTE

         DTE is a public utility holding company incorporated under the laws of the state of Michigan,(6) which is exempt from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1) of the Act and Rule 2. Although DTE itself has no employees or operations of its own, it directly or indirectly holds the stock of its various subsidiaries that provide electric utility services and other energy-related products and services.

         The common stock of DTE, which is without par value ("DTE Common Stock"), is listed on the New York Stock Exchange (the "NYSE"). At January 31, 2001, 142,649,172 shares of DTE Common Stock, substantially all held by non-affiliates, were outstanding. For the year ended December 31, 2000, DTE's operating revenues on a consolidated basis were approximately $5.6 billion, of which approximately $1.47 billion were attributable to non-utility activities.(7) Total assets of DTE and its subsidiaries as of December 31, 2000 were approximately $12.7 billion, of which approximately $7.4 billion consisted of net electric plant and equipment. DTE's principal executive office is located at 2000 2nd Avenue, Detroit, Michigan, 48226-1279. As of December 31, 2000, Detroit Edison, DTE's principal operating subsidiary, had 8,691 employees while DTE's other subsidiaries had 453 employees. More detailed information concerning DTE and its subsidiaries is contained in DTE's Annual Report on Form 10-K for the year ended December 31, 2000, incorporated herein by reference as Exhibit G-1.

                  A.       UTILITY SUBSIDIARIES

         Detroit Edison accounted for approximately 87% and 74% of DTE's assets and revenues, respectively, as of December 31, 2000.(8) Detroit Edison has been incorporated in Michigan since 1967, and its corporate predecessors have provided electric utility service in the state for a century. Detroit Edison is a Michigan public utility subject to general regulation by the MPSC


----------

(6) DTE was incorporated on January 26, 1995 pursuant to a corporate reorganization under which it became the holding company for Detroit Edison and various other subsidiaries previously owned by Detroit Edison, effective January 1, 1996.

(7) By comparison, for the year ended December 31, 1999, DTE had consolidated operating revenues of $4.728 billion, approximately $681 million of which were attributable to non-utility activities. DTE's net income for the year ended December 31, 1999 was $483 million.

(8) Specifically, for the year ended December 31, 2000, Detroit Edison's operating revenues and net income were approximately $4.13 billion and $411 million, respectively. As of December 31, 2000, Detroit Edison's assets had a book value of $10.99 billion.

regarding its conditions of service, rates and recovery of certain costs, accounting and various other matters and to regulation by the Federal Energy Regulatory Commission ("FERC") under the Federal Power Act with respect to its wholesale sales of electricity. In addition, the Nuclear Regulatory Commission ("NRC") has regulatory jurisdiction over all phases of the operation, construction (including plant modifications), licensing and decommissioning of Detroit Edison's Fermi 2 nuclear power plant. Detroit Edison is also subject to extensive state and federal environmental regulation.

         Detroit Edison is engaged in the generation, purchase, distribution and sale of electric energy in a 7,600 square-mile area in southeastern Michigan. Detroit Edison's service area includes about 13% of Michigan's total land area and about half of the state's population (approximately five million people). Detroit Edison's residential customers reside in urban and rural areas, including an extensive shoreline along the Great Lakes and connecting waters. Detroit Edison's service area is depicted on the map previously submitted as Exhibit E-1.

         As of December 31, 2000, Detroit Edison owned and operated within the State of Michigan 618 distribution substations with a capacity of 18,386,200 kilovolt amperes and 439,424 line transformers with a capacity of 21,378,979 kilovolt amperes. Detroit Edison has 35,820 pole miles of distribution lines and another 17,795 miles of underground lines.

         Detroit Edison generally experiences its peak load and highest total system sales during the third quarter of the year as a result of air conditioning and cooling-related loads. During 2000, sales to automotive and automotive-related customers accounted for approximately 9% of total Detroit Edison operating revenues. Detroit Edison's 30 largest industrial customers accounted for approximately 17% of total operating revenues in 2000, 1999 and 1998, but no one customer accounted for more than 5% of total operating revenues.

         As reported in DTE's Annual Report on Form 10-K for the year ended December 31, 2000, during 2000, 71.6% of Detroit Edison's net system output came from steam plants, 10.1% from the Fermi 2 nuclear plant, 10.0% from oil- or gas-fueled peaking units and 8.3% from the Ludington hydroelectric pumped storage unit. Detroit Edison also purchased $37 million of electric energy from other sources such as cogeneration facilities and other small power producers in 2000. As of December 31, 2000, Detroit Edison had a summer net rated capability of approximately 11,030 MW.

         Detroit Edison's electric generating plants are interconnected by a transmission system operating at up to 345 kilovolts through 41 transmission stations. As of December 31, 2000, the transmission system included approximately 6,472 miles of transmission lines, all of which are located within the state of Michigan. On June 29, 2000, FERC granted Detroit Edison permission to transfer its transmission facilities (those with a voltage rating of 120kV and above) and agreements to ITC. On September 28, 2000, FERC issued an order conditionally approving an open-access transmission tariff designed to allow for the collection of $138 million in annual revenues for transmission service provided by ITC. On September 13, 2000, the Commission issued an order approving DTE's acquisition of all of the issued and outstanding voting securities of ITC.(9) Consistent with that order, as of January 1, 2001, Detroit Edison transferred the transmission assets (net book value of approximately $400 million) to its wholly-owned subsidiary, ITC, which became a public utility company under the Act. DTE is in the process of completing the transaction contemplated by the SEC order and until that time, Detroit Edison is claiming that it is entitled to an exemption from registration under Section 3(a)(2) of the Act.

         FERC has exclusive jurisdiction over the rates, terms and conditions of ITC's transmission service. The MPSC has jurisdiction over the siting of transmission facilities.

         Detroit Edison and Consumers Energy Company ("Consumers") interchange energy through nine interconnections. Detroit Edison and Consumers also have interchange agreements to exchange electric energy through 12 interconnections with First Energy, Indiana Michigan Power Company, Northern Indiana Public Service Company and Ontario Hydro Services Company. In addition, Detroit Edison has interchange agreements for the exchange of electric energy with Michigan South Central Power Agency, Rouge Steel Company and the City of Wyandotte.

                  B.       NON-UTILITY SUBSIDIARIES

         DTE and Detroit Edison are engaged in numerous non-jurisdictional, non-utility businesses, including energy-related services and products. Such services include the operation of pulverized coal facilities and coke oven batteries, coal sourcing, blending and transportation, landfill gas-to-energy facilities, providing expertise in the application of new energy technologies, real estate development, merchant generation, and power marketing and trading.

         Midwest Energy Resources Company, a Michigan corporation, is a wholly-owned subsidiary of Detroit Edison and is engaged in operating a coal-transshipment facility in Superior, Wisconsin.

         The Edison Illuminating Company of Detroit, a Michigan corporation, is a wholly-owned subsidiary of Detroit Edison and holds real estate.

         St. Clair Energy Corporation, a Michigan corporation, is a wholly-owned subsidiary of Detroit Edison and is engaged in fuel procurement.

         DTE Energy Resources, Inc. ("DTE ER"), formerly DE Energy Services, Inc., a Michigan corporation, is a wholly-owned subsidiary of DTE and is engaged, through subsidiaries, in energy services and landfill gas projects as described in the succeeding paragraphs.

         DTE Generation, Inc. ("DTE Generation"), a Michigan corporation, is a wholly-owned subsidiary of DTE ER and is a holding company for DTE River Rouge No. 1, L.L.C. In the future, DTE Generation may hold interests in other entities engaged in the production and wholesale sale of electricity.

----------

(9)      DTE Energy Company, HCAR No. 27229 (September 13, 2000).

         DTE River Rouge No. 1, L.L.C., a Michigan Corporation, a wholly-owned subsidiary of DTE Generation, Inc., owns and operates River Rouge Unit No. 1, an exempt wholesale generator ("EWG").

         DTE Energy Trading, Inc. ("DTE Energy Trading"), formerly Huron Energy Services, Inc., a Michigan corporation, is a wholly-owned subsidiary of DTE ER and is engaged in wholesale and retail energy marketing.

         DTE Energy Marketing, Inc. ("DTE EM"), a Michigan corporation, is a wholly-owned subsidiary of DTE ER and is involved in the retail sale of electricity in the States of Delaware, Maryland, Michigan, New Jersey and Pennsylvania.

         DTE Biomass Energy, Inc. ("DTE Biomass"), formerly Biomass Energy Systems, Inc., a Michigan corporation, is a wholly-owned subsidiary of DTE ER and is engaged in the development and operation of landfill gas projects. It also owns interests in a number of other entities engaged in gas landfill projects as described below.

         RES Power, Inc., Sonoma Energy Systems, Riverview Gas Producers, Inc., DTE Arbor Gas Producers, Inc., Plainville Gas Producers, Inc., Belleville Gas Producers, Inc., Escambia Gas Producers, Inc., Fayetteville Gas Producers, L.L.C., Lycoming Gas Producers, Inc., Roxana Gas Producers, Inc., Orlando Gas Producers, Inc., Adrian Gas Producers, L.L.C., Birmingham Gas Producers, L.L.C., Montgomery Gas Producers, L.L.C., Oklahoma Gas Producers, L.L.C., Phoenix Gas Producers, L.L.C., Wake Gas Producers, L.L.C., Polk Gas Producers, L.L.C., South Side Gas Company, L.L.C., Hillside Gas Producers, L.L.C., Coopersville Gas Producers, L.L.C. and Kansas Gas Producers, L.L.C. are all Michigan entities (with the exception of Fayetteville Gas Producers, L.L.C and Wake Gas Producers, L.L.C., which are North Carolina entities and St. Louis Gas Producers, L.L.C., which is a Delaware entity), are all wholly-owned subsidiaries of DTE Biomass and are all engaged in landfill gas projects.

         In addition, DTE Biomass is affiliated with the entities engaged in landfill gas projects: (i) Bellefontaine Gas Producers, L.L.C., a Delaware entity, 50% owned by DTE Biomass; (ii) Raleigh Steam Producers, L.L.C., a North Carolina entity, 50% owned by DTE Biomass; (iii) Sacramento Gas Producers, L.L.C., a Michigan entity, 50% owned by DTE Biomass; (iv) Salem Energy Systems, L.L.C., a North Carolina entity, 50% owned by DTE Biomass; (v) Wichita Gas Producers, L.L.C., a Michigan entity, 90% owned by DTE Biomass; and (vi) Winston Gas Producers, L.L.C., a North Carolina entity, 99% owned by DTE Biomass.

         DTE Biomass also owns 100% of Illini Gas Producers, L.L.C. and 50% of Bridgeton Gas Producers, L.L.C., both of which have ceased operations.

         DTE Energy Services, Inc. ("DTE ES"), formerly Edison Energy Services, Inc., a Michigan corporation, is a wholly-owned subsidiary of DTE ER and is engaged in energy services activities. DTE ES develops, operates and indirectly owns projects and leases equipment in the following areas: (i) merchant electric generation facilities; (ii) industrial energy facilities, and (iii) structured finance energy projects.

         PCI Enterprises Company, a Michigan corporation, is a wholly-owned subsidiary of DTE ES and owns a pulverized coal facility in Ecorse, Michigan.

         EES Coke Battery Company, Inc., a Michigan corporation, is a wholly-owned subsidiary of DTE ES and owns a coke battery facility in Ecorse, Michigan.

         CBC 1, L.L.C., a Delaware company wholly-owned by DTE ES, was organized to serve as a member of EES Coke Battery, L.L.C., a Michigan company. Neither company conducts any operations or has any assets.

         DTE Indiana Harbor, L.L.C. ("Indiana Harbor"), a Delaware company, is 75% owned by DTE ES and 25% owned by DTE ES Holdings, Inc. Indiana Harbor currently owns a 95% interest in Indiana Harbor Coke Company L.P., a Delaware Limited partnership that owns a coke battery facility in Indiana Harbor, Indiana.

         DTE ES Holdings, Inc., a Michigan corporation, is wholly-owned by DTE ES and is itself a holding company.

         DTE Georgetown Holdings, Inc., a Delaware company wholly-owned by DTE ES, owns a 1% general partner interest in DTE Georgetown, L.P.

         DTE Georgetown, L.P., a Delaware partnership, is engaged in the generation of electricity and is an EWG. DTE ES owns a 99% limited partnership interest in DTE Georgetown, L.P.

         DTE Northwind, L.L.C. ("Northwind"), a Delaware company, wholly owned by DTE ES, operates a chilled water plant located in Detroit, Michigan.

         DTE Northwind Operations, L.L.C. ("Northwind Operations"), a Michigan company, wholly owned by DTE ES, handles the operation and maintenance of Northwind.

         DTE Tonawanda, L.L.C., a Michigan company wholly-owned by DTE ES, is engaged in the development of a facility to provide waste water treatment and chilled water to a manufacturing facility located in Tonawanda, New York.

         Woodward Energy, L.L.C., a Michigan company wholly-owned by DTE ES, is currently engaged in the development of a merchant electric generation facility in St. Clair County, Michigan.

         DTE Riverhill L.L.C. ("Riverhill"), a Delaware company wholly-owned by DTE ES operates a processing facility to produce solid synthetic fuel pellets from coal fines.

         DTE Sparrows Point, L.L.C. ("Sparrows Point"), a Delaware company wholly-owned by DTE ES, owns a pulverized coal injection facility in Sparrows Point, Maryland.

         DTE Sparrows Point Holdings, L.L.C., a Delaware company wholly-owned by DTE ES, is a holding company.

         DTE Sparrows Point Operations, Inc., a Michigan company wholly-owned by DTE ES, is engaged in the operation of pulverized coal injection facilities.

         DTE Synfuels, L.L.C. ("Synfuels"), a Delaware company wholly-owned by DTE ES, is a holding company for synfuels projects. Synfuels owns: (i) a 100% interest in DTE Synfuels Partners, L.L.C., a Delaware company, and DTE Synfuels Operations, L.L.C., a Delaware company that provides operations and maintenance services for the synfuel projects; and (ii) a 95% interest in DTE River Hill L.L.C.; DTE Clover L.L.C., formerly CRC No., 6 LLC; DTE IndyCoke L.L.C.; DTE Smith Branch, L.L.C.; DTE Kentucky, L.L.C.; DTE Mountaineer, L.L.C., formerly CRC No., 3 LLC; CRC No. 2 LLC and CRC No. 4 LLC. All eight of these entities are Delaware companies engaged in synfuel projects.

         DTE Synfuels Partners, L.L.C., holds a 5% interest in DTE River Hill, L.L.C.; DTE Clover, L.L.C.; DTE Indy Coke, L.L.C.; DTE Smith Branch, L.L.C.; DTE Kentucky, L.L.C.; DTE Mountaineer, L.L.C.; CRC No. 2, LLC and CRC No. 4, LLC.

         DTE BH Holdings, Inc. ("DTE BH"), a Delaware corporation, is a wholly-owned subsidiary of DTE ES and is a holding company.

         BH Coke Energy Company, Inc. ("BH Coke"), a Delaware corporation, is a wholly-owned subsidiary of DTE BH and is itself a holding company.

         DTE Burns Harbor, L.L.C. ("DTE Burns Harbor"), a Michigan limited liability company, is 39% owned by BH Coke and 12% owned by DTE BH, and operates a coke battery facility.

         DTE Backup Generation Equipment Leasing, L.L.C., a Delaware company, wholly owned by DTE ES, is engaged in the equipment leasing business.

         DTE ES owns all the partnership interests in Power Energy Partners, LLC a Michigan company ("PEP"). PEP owns a 50% interest in Crete Energy Venture, LLC, a Delaware company, and a 50% interest in Crete Turbine Holdings, L.L.C., a Delaware company. The latter company will supply four natural gas turbine-generator units to the former, which will own and operate the Crete Energy Project, located in Will County, Illinois.

         Chicago Heights Energy Partners, LLC is a Delaware company wholly-owned by DTE ES that is engaged in developing a natural gas fired electric generation facility in Chicago Heights, Illinois.

         DTE Coal Services, Inc. ("DTE Coal"), a Michigan corporation, is a wholly-owned subsidiary of DTE ER and is engaged in selling and transporting coal to third parties.

         DTECS Holdings, Inc., a Michigan corporation, is a wholly-owned subsidiary of DTE Coal and is engaged in the business of administering coal contracts. DTECS Holdings, Inc. owns a 1% general partnership interest in DTECS Limited Partnership.

         DTECS Limited Partnership, a Michigan company, is a 99% owned subsidiary of DTE Coal, which holds a limited partnership interest, and is engaged in the acquisition, storage and reselling of coal. DTECS Holdings, Inc. holds a general partnership interest in DTECS Limited Partnership.

         DTE Rail Services, Inc. ("DTE Rail"), formerly DTE CS Rail Services, Inc., a Michigan Corporation, is a wholly-owned subsidiary of DTE Coal and is engaged in rail car repair and maintenance.

         DTE Transportation Services, Inc. ("DTE Transportation"), a Michigan corporation, is a wholly-owned subsidiary of DTE Rail and is engaged in rail shipment management and logistics, short line railroad management, rail car trading and brokering, and rail car leasing.

         DTE Capital Corporation ("DTE Capital"), a Michigan corporation, is a wholly-owned subsidiary of DTE and provides financial services for DTE's non-utility subsidiaries. DTE Capital's operations are in the process of being transferred to DTE.

         Syndeco Realty Corporation ("Syndeco"), a Michigan corporation, is a wholly-owned subsidiary of DTE and is engaged in real estate projects.

         Ashley Mews, L.L.C., a Michigan company, is a wholly owned subsidiary of Syndeco and is engaged in the business of real estate development.

         Syndeco Plaza, L.L.C., a Michigan company, is a wholly owned subsidiary of Syndeco and is engaged in the business of real estate development.

         Edison Development Corporation ("EDC"), a Michigan corporation, is a wholly-owned subsidiary of DTE and is engaged in business development. It also directly holds minority interests in three companies involved in the development of fuel cells, information transfer, internet supply chain. Through its wholly-owned subsidiary, DTE Solar Company of California, EDC also has installed and leased solar photovoltaic panels at three California locations.

         EdVenture Capital Corp. a Michigan Corporation, is a wholly-owned subsidiary of EDC and is engaged in equity investment. Its investments include several minority investments in venture capital funds managed by others that are focused on technology and energy-related companies. It also holds a minority stake directly in three companies involved in the development of internet gateways, solid-oxide fuels cells and energy management software, respectively.

         Wolverine Energy Services, Inc. ("Wolverine"), a Michigan corporation, is a wholly-owned subsidiary of DTE and is a holding company.

         DTE Edison America Catalog Sales, Inc. ("Catalog"), a Michigan corporation, is a wholly-owned subsidiary of Wolverine and is engaged in a multi-state retail catalog business for energy related products. Catalog is currently engaged in the dissolution of its affairs.

         DTE Edison America, Inc. ("Edison America"), a Michigan corporation, is a wholly-owned subsidiary of Wolverine and is a power marketer engaged in the sale of energy and energy related products.


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




         DTE Energy Solutions, Inc. ("Solutions"), a Michigan corporation, is a wholly-owned subsidiary of Wolverine and is engaged in system based energy related products and services.

         DTE Engineering Services, Inc. ("DTE Engineering Services"), formerly UTS Systems, Inc., a Michigan corporation, is a wholly-owned subsidiary of Solutions, Inc. and is engaged in professional engineering services.

         Milagro Integrated Technologies, LLC, a Michigan company, is a 49% owned subsidiary of Solutions which is engaged in the business of providing a broad range of technology and infrastructure services.

         DTE Energy Technologies, Inc. ("Technologies"), a Michigan corporation, is a wholly-owned subsidiary of Wolverine and is engaged in energy solutions for industrial, commercial and small businesses.

         2. MCN

         MCN is an integrated energy holding company primarily involved in natural gas production, gathering, processing, transmission, storage and distribution, and energy marketing. MCN is organized under the laws of the state of Michigan and claims its exemption from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) under Section 3(a)(1) of the Act pursuant to Rule 2. Through its subsidiaries, MCN operates the largest natural gas distribution and intrastate transmission system in Michigan and provides natural gas service in the state. It also has extensive diversified energy holdings through various subsidiaries.

         The common stock of MCN, par value $0.01 per share ("MCN Common Stock"), is listed on the NYSE. As of the close of business on February 28, 2001 there were 90,185,793 shares of MCN Common Stock issued and outstanding. For the year ended December 31, 2000, MCN's operating revenues on a consolidated basis were approximately $2.8 billion, of which approximately $1.2 billion were attributable to utility activities. Consolidated assets of MCN and its subsidiaries as of December 31, 2000, were more than $4.8 billion, of which approximately $1.5 billion consisted of net gas utility plant and equipment. MCN's principal executive office is located at 500 Griswold Street, Detroit, Michigan, 48226. As of December 31, 2000, MichCon had 2,707 employees while MCN itself and the other MCN subsidiaries had 239 employees. More detailed information concerning MCN and its subsidiaries is contained in MCN's Annual Report on Form 10-K, dated December 31, 2000, incorporated herein by reference as Exhibit G-3.

                  A.       UTILITY SUBSIDIARIES

         MCN's regulated utility operations are operated by its Gas Distribution business segment and consist of three natural gas utility subsidiaries. MichCon, MCN's principal utility subsidiary, is a wholly-owned direct subsidiary of MichCon Holdings, Inc., which is in turn a wholly-owned subsidiary of MCN. MichCon is a Michigan corporation that was organized in 1898 and, with its predecessors, has been in business for more than 150 years. MichCon is a natural gas distribution and transmission company serving approximately 1.2 million customers in more than

500 communities throughout Michigan. MichCon owns integrated distribution, transmission, production and storage properties and facilities. As of December 31, 2000, MichCon's distribution system included 17,313 miles of distribution mains, 1,109,528 service lines and 1,222,287 active meters. MichCon owns: (i) 2,604 miles of transmission and production lines that deliver natural gas to the distribution districts and interconnect its storage fields with the sources of supply and the market areas; and (ii) properties relating to four underground natural gas storage fields with an aggregate working gas storage capacity of approximately 124 Bcf.

         MichCon's accounting and certification are regulated by the MPSC. It is also subject to the requirements of various other regulatory agencies with respect to safety, the environment and health. For the year ended December 31, 2000, MichCon's operating revenues and net income were approximately $1.1 billion and $ 109.5 million, respectively. As of December 31, 2000, MichCon had $2.3 billion in assets.

         Citizens Gas Fuel Company ("Citizens"), wholly-owned by MCN, is a public utility engaged in the distribution of natural gas, also in Michigan. Citizens' was organized in 1951 and, with its predecessors, has been in business for more than 140 years. Citizens serves approximately 16,000 residential, commercial and industrial customers in and around Adrian, Michigan. Citizens' principal executive offices are located at 127 N. Main Street, Adrian, Michigan 48921. Citizens conducts all of its business in the state of Michigan and its rates are set by the Adrian Gas Rate Commission. The MPSC has authority over Citizens with respect to gas safety, service in other areas served by other gas utilities, intrastate lines and accounting matters. The MPSC does not have jurisdiction over the sale of Citizens or its financing.

         For the year ended December 31, 2000, Citizens' operating revenues and net income were approximately $18.4 million and $1.3 million, respectively. As of December 31, 2000, Citizens' assets were valued at $26.4 million.

         MCN owns a 46.5% limited partnership interest, and a 1.0% general partnership interest in SMGC, which is a public utility engaged in the distribution of natural gas. SMGC was organized in 1996 and with its predecessors, has been in business since 1995. SMGC serves approximately 7,000 residential, commercial, and industrial customers in southern Missouri. The principal executive offices of SMGC are located at 301 East 17th Street, Mountain Grove, Missouri 65711. SMGC conducts all of its business in the state of Missouri. The Missouri Public Service Commission has rate and safety authority over SMGC. It also has jurisdiction over SMGC's long-term financing activity and mergers and acquisitions directly involving SMGC. MCN is currently in the process of negotiating the potential purchase of the remaining limited partnership interest in SMGC such that SMGC would become a wholly owned subsidiary of MCN.

         For the year ended December 31, 2000, MCN's share of SMGC's operating revenues were approximately $3.7 million and MCN's share of SMGC's net loss was approximately $1.1 million. As of December 31, 2000, MCN's shares of SMGC's assets were valued at $25 million.

                  B.       NON-UTILITY SUBSIDIARIES

         MCN is engaged in numerous non-utility businesses, as well as the regulated gas transportation and unregulated gas marketing businesses, described below, that are not jurisdictional under the Act. These operations are managed primarily through MCN's Diversified Energy group which consists of predominately two segments: (i) Pipelines and Processing, with gathering, processing and transmission facilities near areas of rapid reserve development and growing consumer markets; and (ii) Energy Marketing with total gas sales and exchange gas delivery markets of 474.8 Bcf for 2000, with rights to 71 Bcf of storage capacity. Diversified Energy also has investments in Exploration and Production properties with 433 Bcfe of proven gas and oil reserves as of December 31, 2000.(10)

         MCN Energy Enterprises Inc. ("MCNEE") is a wholly-owned subsidiary of MCN and serves as the holding company for MCN's various diversified energy subsidiaries. MCNEE, through its subsidiaries and joint ventures, provides gathering, processing and transmission services, engages in energy marketing activities, storage services, engages in gas and oil exploration, development and production, and is involved in other energy-related businesses.

         MCNEE owns all the outstanding stock of MCNIC Pipeline & Processing Company ("MCNIC Pipeline"), which is engaged in pipeline and processing projects through subsidiaries and partnerships. MCNIC Pipeline owns all the outstanding equity interests in: (i) MCNIC Offshore Pipeline & Processing Company, which holds a 33% interest in the Blue Dolphin Pipeline System, which is located in Galveston Bay, Texas (and which formerly owned a 100% interest in MCNIC Black Marlin Offshore Company, off the Texas coast); (ii) MCNIC East Coast Pipeline Company, which holds a 16.4% interest in the 292-mile Portland Natural Gas Transmission System Project which runs from East Hereford, New Hampshire to Dracut, Massachusetts; (iii) MCNIC Gulf Coast Gathering Corporation, which holds a 1% general partnership interest in Copano Pipeline & Processing Group, L.P.;
(iv) MCNIC Gulf Coast Limited, Inc., which holds a 49% limited partnership interest in Copano Pipeline & Processing Group, L.P., and a 90% limited partnership interest in Copano Field Services/Upper Gulf Coast, L.P., Copano Pipelines/Upper Gulf Coast, L.P., and Copano Energy Services/Upper Gulf Coast, L.P. The Copano assets consist of several gathering systems in south central Texas and a pipeline located north of Houston, Texas; (v) MCNIC Mobile Bay Gathering Company, which holds a 34.5% interest in Dauphin Island-Gathering Partners, which holds gas gathering properties located offshore near Mobile, Alabama; (vi) MCNIC Millennium Company, which owns a limited partnership interest in the Millenium Pipeline Company, L.P., a Delaware limited partnership which will construct, own and operate the United States portion of the Millennium Pipeline, which will link up with the Vector Pipeline at Dawn, Ontario, and transport gas to markets on the eastern seaboard; (vii) MCNIC Vector Company and MCNIC Vector II Company, which hold a

----------

(10) MCN recently divested its interests in electric power generating facilities.

limited partnership interest in Vector Pipeline, L.P., a Delaware Limited Partnership, which owns and operates the Vector Pipeline Project; and (viii) MCNIC Vector Canada, Inc. and MCNIC Vector Canada II, Inc., both New Brunswick corporations, which hold limited and managing general partnership interests, respectively, in Vector Pipeline Limited Partnership, an Alberta limited partnership. The 334-mile Vector Pipeline runs from Joliet, Illinois to Dawn, Ontario. The remaining subsidiaries of MCNIC Pipeline are identified in the following paragraphs.

         MCNIC Pipeline owns 100% of the stock of MCNIC General Methanol Company, which holds a 1% general partnership interest in Lyondell Methanol Company, L.P., a Texas limited partnership which owns a methanol production plant in Texas, and 100% of the stock of MCNIC Methanol Holdings Company, which holds a 24% limited partnership in Lyondell Methanol Company, L.P.

         MCNIC Pipeline owns 100% of MCNIC Michigan Holdings, Inc., a holding company for Bagley Processing Company (47% general partnership interest), Warner Treating Limited Liability Company (95% interest), Terra-Westside Processing Company (85% interest), and Thunder Bay Pipeline Company, L.L.C. (95% interest), which all own carbon dioxide processing plants.

         Crown Asphalt Ridge, L.L.C., 75% owned by MCNIC Pipeline, owns an asphalt manufacturing plant. Crown Asphalt Distribution, L.L.C., which is 50% owned by MCNIC Pipeline, owns and operates asphalt distribution facilities.

         MCNIC Pipeline owns 100% of the stock of MCNIC Compression GP, Inc. and MCNIC Compression, Inc., which respectively own a .1% general partnership interest and a 42.9% limited partnership interest in the KCI Compression Company, L.P., which provides natural gas compression service.

         MCNIC Rodeo Gathering, Inc., a wholly-owned subsidiary of MCNIC Pipeline, owns a 18.25% interest in Keyes Helium Company, L.L.C., which processes and sells helium.

         MCN Power Company ("MCN Power"), formerly named MCNIC Power Company, another wholly-owned subsidiary of MCNEE, participates in domestic power generation related opportunities through its wholly-owned subsidiaries. MCNIC Mobile Bay Power Company, a Michigan corporation and a direct wholly-owned subsidiary of MCN Power, has no assets and is inactive. Source Cogeneration Company and Summit Computing, Inc., both Delaware corporations and wholly-owned subsidiaries of MCN Power, held interests in the Midland Cogeneration Venture Limited Partnership which was sold in January 2000 and both are currently inactive. MCNIC Carson Corporation, another wholly-owned subsidiary of MCN Power, is currently inactive. MCN Power Company owns 100% of Columbus Power Partners, L.L.C., a Michigan limited liability company, which was formed to participate in a now-abandoned power project in Ohio. MCN Power owns 50% of Metro Energy, LLC, a Michigan limited liability company which is providing electricity and steam to the new midfield terminal at Detroit Metropolitan Airport.

         In addition to being a holding company for subsidiaries involved in power generation, MCN Power Company provided gas to the Ada Cogeneration Limited Partnership, Michigan Power Limited Partnership and Panda Brandywine facilities. CoEnergy Trading Company, a wholly-owned subsidiary of MCNEE and an affiliate of MCN Power, has become the seller of gas to these facilities effective March 2001.

         No MCN affiliate is an EWG under the Act. One MCN affiliate, Bhote Koshi Power Company Private Limited, discussed below, is a Foreign Utility Company under the Act. MCN has sold its interests in several other entities that were Foreign Utility Companies.

         As of January 2001, MCNIC Pipeline owns 100% of the membership interests in MCNIC Mobile Bay Processing, L.L.C., a limited liability company which owns a 28.8% interest in Mobile Bay Processing Partners, a partnership which operates a gas processing facility located in Alabama.

         MCN International Corporation ("MCN International") is a Michigan corporation wholly-owned by MCNEE. MCN International's wholly-owned subsidiary, MCNIC Nepal Limited, a Cayman Islands company, owns a 90% interest in Panda Bhote Koshi, a Cayman Islands company that owns a 75% interest in Panda of Nepal, a Cayman Islands company that owns a 75% interest in Bhote Koshi Power Company Private Limited ("BKPC"), a partnership that owns a 36 MW hydroelectric plant in Nepal. BKPC is a foreign utility company under the Act.

         MCNIC-UAE Limited, a Cayman Islands company and wholly-owned subsidiary of MCN International, is a lender to a proposed fertilizer plant located in the United Arab Emirates. MCNIC-GP International Holdings and MCNIC International Holdings, both Cayman Island companies and wholly-owned subsidiaries of MCN International, hold 1% and 99%, respectively, of IG One (Mauritius) Ltd., a Mauritius company which is inactive.

         MCNIC Gas Storage Company ("MCNIC Gas Storage"), another wholly-owned subsidiary of MCNEE, engages in the storage of natural gas. South Romeo Gas Storage Company, a Michigan partnership in which MCNIC Gas Storage has a 50% interest, owns the Washington 28 Gas Storage Field, a 10 Bcf storage field in southeastern Michigan which provides storage services to MCNEE's Energy Marketing and Electric Power operations. South Romeo Gas Storage Company holds a 33% interest in South Romeo Gas Storage Corporation.

         W-10 Holdings, Inc., a wholly-owned subsidiary of MCNIC Gas Storage, holds a 50% interest in Washington 10 Storage Partnership, a partnership that developed and leased the Washington 10 Storage Field, a 42 Bcf storage field in southeastern Michigan.

         The Orchards Golf Limited Partnership, a Michigan partnership in which MCNIC Gas Storage has a 50% interest, developed, owns and operates a residential community and golf course on 520 acres of land above the South Romeo gas storage field in southeastern Michigan.

         MCN Oil & Gas Company ("MOG"), a wholly-owned subsidiary of MCNEE, is engaged in natural gas and oil exploration, development and production in Michigan. MCN has sold its E&P properties in the Western, Mid-Continent/Gulf and Appalachian regions. The following companies are wholly-owned, direct subsidiaries of MOG and are currently inactive but formerly owned oil and gas reserves: Green Oak Development Company; MCNIC Oil & Gas Mid-Continent, Inc.; MCNIC Oil & Gas Properties, Inc.; MCNIC Oil & Gas CV Company; and

Pageant Corporation (which formerly owned securities of an oil and gas company). The following companies are wholly-owned direct subsidiaries of MOG: Otsego Exploration Company, L.L.C., which owns interests in Michigan gas reserves; MCNIC Enhanced Production, Inc., which, through its 75% interest in Otsego EOR, L.L.C., is the owner and manager of an enhanced oil recovery operation in Michigan.

         MCN's non-regulated energy marketing activities are directed by CoEnergy Trading Company ("CTC"), a wholly-owned subsidiary of MCNEE. CTC is engaged in the purchase and sale of natural gas to large-volume gas users and gas and electric utilities in Michigan, the Midwest, the eastern United States and Canada. CTC holds a 50% interest in U.S. CoEnergy Services, a Wisconsin general partnership that is engaged in gas marketing in the Midwest. Wholly-owned inactive subsidiaries of CTC are CoEnergy Development Company and SEMCO Energy Services, Inc.

         CoEnergy Supply Company, a wholly-owned subsidiary of MCNEE, engages in the purchase and sale of natural gas.

         MCN is the 1% general partner in MCN Michigan Limited Partnership, a Michigan limited partnership. MCN Michigan Limited Partnership, exists for the sole purpose of issuing its limited partnership interests in the form of preferred securities and investing the gross proceeds thereof in MCN debt securities. MCN is also the sole owner of a number of Delaware Business Trusts, which were created for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities. These Business Trusts consist of MCN Financing I, MCN Financing II, MCN Financing III, MCN Financing IV, MCN Financing V and MCN Financing VI. The first three currently have issued and outstanding securities, while the latter two formerly issued securities which have been redeemed. MCN Financing IV was formed with the intent to issue securities but never did.

         MichCon Holdings is the holding company for MichCon and MichCon Enterprises, Inc. ("MichCon Enterprises"), a non-regulated affiliate. MichCon Holdings was formed on September 9, 1998. It is an exempt intrastate holding company under Section 3(a)(1) of the Act and first claimed exemption in the U-3A-2 filed by MCN and MichCon Holdings on March 1, 1999. MichCon Enterprises is the holding company that owns MichCon Fuel Services, which markets natural gas as a vehicular fuel and markets natural gas to residential and commercial customers through transportation pilot programs in Michigan.

         In addition to being an operating utility, MichCon is also the holding company for various subsidiaries, including MichCon Development Corporation which, through its various partnership arrangements, owns and manages Harbortown, a residential and small commercial development located along the Detroit River in Detroit, Michigan; Blue Lake Holdings, Inc., which holds a 25% interest in Blue Lake Gas Storage Company, a partnership that owns and operates a 46 Bcf natural gas storage field, and MichCon Pipeline Company ("MichCon Pipeline").

         MichCon Pipeline is engaged in pipeline and gathering projects in Michigan through the following wholly-owned subsidiaries: (i) MichCon Gathering Company owns and operates the

Antrim Expansion Pipeline; (ii) Saginaw Bay Pipeline Company owns and operates a 67-mile pipeline which transports natural gas and natural gas liquids from reserves in east-central Michigan to natural gas processing plants in northern Michigan; (iii) Saginaw Bay Lateral Company, individually and as a 46% general partner in the Saginaw Bay Lateral Limited Partnership, owns and operates lateral pipelines interconnecting with the 67-mile pipeline previously described; (iv) Westside Pipeline Company invests in various pipeline and gathering assets in Michigan; (v) Thunder Bay Gathering Company owns a pipeline consisting of 44 miles of gathering lines situated in Alpena and Alcona Counties in northeast Michigan; and (vi) MichCon Lateral Company owns, operates and constructs natural gas pipelines and gathering systems in Michigan.

         Huron Pipeline Company, another wholly-owned subsidiary of MichCon, owns an interest in the ANR Link Pipeline, which transports natural gas to Canada through a pipeline owned by Niagara Gas Transmission Limited, a subsidiary of the Consumers Gas Co. Ltd., and owns 100% of Huron Gas Services Company, which markets pipeline transportation services.

         MichCon holds a 31% interest in Kalkaska Gas Storage Limited Partnership, which holds a 53.5% general partnership interest in the Cold Springs Gas Storage Limited Partnership, an inactive partnership originally formed to develop a proposed natural gas storage field located in Kalkaska County, Michigan. No development has occurred.

         3. MERGER SUB

         Merger Sub is a direct, wholly-owned subsidiary of DTE, organized under the laws of the state of Michigan, for the purpose of merging with MCN. Merger Sub is not currently engaged in any business operations. After the consummation of the Merger, Merger Sub will carry on MCN's businesses as a holding company exempt under Section 3(a)(1). The mailing address for Merger Sub is the same as that for DTE.

B.       DESCRIPTION OF THE MERGER

         1. REASONS FOR THE MERGER

         The merger of DTE and MCN will create a fully integrated electric and natural gas company with a strong regional energy infrastructure and competitive operations spanning the energy value chain. By combining DTE's experience in power plant operations, coal management and marketing with MCN's experience in natural gas purchasing, transportation, storage and marketing, the combined company will be positioned to market coal, gas, and electricity in the region and to compete more effectively in the development of new power plants and distributed generation. The DTE board of directors and the MCN board of directors each considered a number of factors in deciding to adopt the merger agreement and recommend it to their shareholders. The material factors considered in October 1999 are those set forth below:

         In reaching their decision, the DTE board of directors and the MCN board of directors considered the complementary nature of the businesses of DTE and MCN in terms of their commercial strengths and the ability to combine these strengths to pursue more effectively growth and expansion opportunities available in the region spanning the corridor from the Great Lakes to the northeast area of the United States. The area from the Great Lakes to the northeast area of the United States generates a substantial portion of the nation's energy consumption, and has a high concentration of large industrial customers. This geographic area is playing an increasingly important role as a gas pricing and transportation hub. The merger will combine in one enterprise DTE's position as a leading regional coal marketer and MCN's participation in pipelines and gas reserves in the regional gas corridor and will allow the combined company to offer attractive energy supply options to large customers, and develop as a major regional multi-fuel and power marketer. The DTE board of directors and the MCN board of directors also believe that DTE's existing interconnections to the Canadian and Midwest electricity systems create an ability to sell electricity to eastern locations through Ontario and to mid-western locations, which have relatively low capacity, through Michigan's southern interconnections. These existing electricity interconnections make the combined company well-positioned to build a regional marketing business that complements DTE's and MCN's existing coal, electricity and gas marketing businesses.

         Other positive factors considered by the DTE board of directors and the MCN board of directors include: (1) the new enterprise's ability to provide expanded product offerings to its customers, and an enhanced ability to develop onsite energy facilities and services for business customers; (2) the terms and conditions of the merger agreement, including the fixed exchange ratio and the lack of any conditions to the merger considered likely to impede or delay successful completion; (3) the expectation that the merger will generally be a tax-free exchange to shareholders of MCN who exchange all their shares of MCN Common Stock solely for shares of DTE Common Stock in the merger and that no gain or loss will be recognized by DTE or MCN for U.S. federal income tax purposes; (4) the combined companies' improved ability to compete against integrated gas and electric companies; and (5) the current environment in the electric and gas industries and the advantage to each company of proceeding with a transaction at that time which offers an opportunity to generate value for shareholders.

         Each company's board of directors also considered certain countervailing factors in their respective deliberations concerning the merger including (1) the fact that the exchange ratio will not be adjusted even if the two companies' share prices diverge in the period prior to completion of the Merger and (2) the possibility of encountering difficulties in integrating the operations of DTE and MCN and in achieving cost savings to the extent currently estimated or in the time currently contemplated.

         2. AMENDED MERGER AGREEMENT

         The Amended Merger Agreement provides that, as soon as practicable following the satisfaction or waiver of the conditions to each party's obligation to consummate the Merger, MCN will be merged with and into Merger Sub, the separate corporate existence of MCN will cease, and Merger Sub will continue as the surviving corporation in the merger, operating as a wholly-owned subsidiary of DTE.

         As is described in detail in the Amended Merger Agreement, each share of MCN Common Stock, including the associated right to purchase Series A Junior Participating

Preferred Stock, outstanding prior to the merger will be converted into the right to receive either $24.00 in cash or .715 shares of DTE Common Stock, which had a closing price of $35.67 per share on February 27, 2001, the last trading day prior to the announcement of the Amended Merger Agreement, subject to allocation and proration procedures that ensure that the aggregate number of shares of MCN Common Stock that will be converted into cash and DTE Common Stock will be equal to 55% and 45%, respectively, of the total number of shares of MCN Common Stock outstanding immediately prior to the merger. MCN Common Stock shareholders will become DTE shareholders, and DTE will become the sole holder of all of the outstanding common stock of MCN.

         3. BACKGROUND AND NEGOTIATIONS LEADING TO THE MERGER AGREEMENT

         In the years immediately preceding the execution of the merger agreement, as executed on October 4, 1999 and as amended as of November 12, 1999, the management of each of DTE and MCN has periodically reviewed its company's competitive position in the electric and gas utility industry, industry trends and strategic initiatives to seek to improve its competitive position.

         In this context, and after several meetings between Warburg Dillon Read LLC and DTE's senior management team and after several presentations by Warburg Dillon Read to the DTE board of directors regarding possible strategic opportunities, DTE engaged Warburg Dillon Read in late 1998 as its financial advisor for a possible combination with MCN.

         In the fall of 1998 and continuing into early 1999, Mr. Anthony F. Earley, Jr., Chairman and Chief Executive Officer of DTE, and Mr. Alfred R. Glancy III, Chairman and Chief Executive Officer of MCN, had several discussions initiated by Mr. Earley with respect to a combination of DTE and MCN. In March 1999, Mr. Earley, on behalf of the DTE board of directors, sent a letter to Mr. Glancy expressing DTE's belief that a business combination of DTE and MCN could be beneficial to both companies and their respective shareholders, and to indicate that, based on a review of MCN's public documents and subject to a due diligence review of MCN, DTE believed that it could offer MCN's shareholders a substantial premium over MCN's then-current stock price. After considering the DTE proposal and determining that it was in the best interests of MCN's shareholders for MCN to pursue its business plan as an independent company, Mr. Glancy, on behalf of the MCN board of directors, declined Mr. Earley's offer to engage in further discussions.

         On June 22, 1999, the DTE board of directors met and received presentations from Warburg Dillon Read, McKinsey and Company and Goldman, Sachs & Co. on recent developments and opportunities in the electric utility industry. Members of DTE's senior management also presented their views on various potential business acquisitions, including an acquisition of MCN.

         On July 28, 1999, the MCN board of directors approved a significantly revised strategic direction for MCN, the key aspects of which included a regional rather than North American focus and an emphasis on achieving operational efficiencies and growth through integration of existing businesses. The MCN board of directors requested that Merrill Lynch, Pierce, Fenner &

Smith, Inc. ("Merrill Lynch"), assist it with a review and analysis of MCN's strategic alternatives.

         On July 28, 1999, at a regular meeting of the DTE board of directors, the DTE board of directors authorized management to pursue a negotiated acquisition of MCN.

         In August 1999, at the request of Mr. Earley, Mr. Earley and Mr. Larry
G. Garberding, Chief Financial Officer of DTE, met with Mr. Glancy and Mr. Howard L. Dow III, Chief Financial Officer of MCN, to discuss a transaction between DTE and MCN. At this meeting, Mr. Earley proposed that DTE and MCN pursue a transaction at a price of $27.00 per MCN share subject to adjustment based on further information from MCN. Mr. Glancy said he would discuss the proposal with the MCN board of directors.

         On August 24, 1999, the MCN board of directors met and Merrill Lynch reviewed with it recent developments in the gas utility industry. Merrill Lynch also reviewed with the MCN board of directors preliminary observations with regard to the range of values that MCN might reasonably expect to realize in an acquisition or business combination transaction. At that meeting, MCN authorized management to work with Merrill Lynch in connection with a potential transaction with DTE. At this meeting, the MCN board of directors also reviewed the DTE proposal.

         Later in August 1999, Mr. Earley met with Mr. Glancy to consider further the financial terms of a merger and shortly thereafter, Mr. Earley reported to the DTE board of directors on the progress of discussions with MCN. On August 30, 1999, the parties entered into a customary form of confidentiality agreement. In early September 1999, after MCN provided preliminary information to DTE, Mr. Earley and Mr. Glancy had several conversations to discuss further the financial terms of the proposed transaction between the companies. These discussions focused on price, an exclusive negotiating arrangement and whether the consideration to be paid to MCN shareholders would be in cash or in shares of DTE Common Stock. On September 7, 1999, the MCN board of directors met and was briefed on the discussions between the parties and authorized further discussions.

         Thereafter, in September 1999, Mr. Earley and Mr. Glancy discussed a price of $28.50 per share of MCN Common Stock, subject to DTE's due diligence review of MCN, and an informal understanding was reached that MCN would inform DTE prior to engaging in negotiations with a third party. The parties commenced their respective due diligence investigations of each other and the senior executives of DTE and MCN, along with outside financial advisors, met to discuss the possible combination of the two companies. These discussions focused on the mutual due diligence, allocation of management responsibilities and regulatory issues. The parties' senior managements also discussed the immediate sale of MCN's coal fines properties and other assets to DTE and the potential financial impact of MCN severance agreements and the acceleration of certain MCN employee benefits. On September 16, 1999 and September 22, 1999, the DTE board of directors and the MCN board of directors, respectively, were briefed on the discussions between the parties; at its meeting, the DTE board of directors also reviewed relevant financial and legal considerations.

         In late September, Mr. Earley and Mr. Glancy met to discuss allocation of management responsibility and discussed the terms under which Mr. Glancy would be willing to enter into a consulting arrangement with DTE to ensure his availability after the completion of the proposed transaction. In addition, the companies' respective legal advisors engaged in extensive meetings and negotiations in New York to establish the terms of the transaction; among the principal issues discussed were matters relating to preserving the status of the proposed transaction as a reorganization under the Internal Revenue Code, termination of the merger agreement and the fees that would be payable in the event of termination, and conditions to the parties' respective obligations to consummate the merger.

         On September 29, 1999, Mr. Earley met with Mr. Glancy and agreed that, subject to final resolution of certain unresolved matters, the consideration to be received by MCN shareholders would consist of cash and stock, and that the terms of the merger agreement would permit MCN shareholders to elect to receive $28.50 in cash or a fraction of a share of DTE Common Stock. On October 3, 1999, Mr. Earley and Mr. Glancy met with their respective financial advisors and agreed that MCN shareholders would be able to elect to receive 0.775 of a share of DTE common stock in lieu of $28.50 in cash, subject to allocation and proration mechanisms and tax adjustments necessary to preserve the status of the merger as a reorganization under the Internal Revenue Code.

         On October 4, 1999, the DTE board of directors met to consider and to approve the terms of the merger agreement. Members of DTE management and representatives of Warburg Dillon Read and Sullivan & Cromwell, special counsel to DTE, updated the DTE board of directors on developments since its September 16, 1999, meeting. Sullivan & Cromwell reviewed the fiduciary obligations of the DTE board of directors and described the definitive documentation and its effect. Warburg Dillon Read made a financial presentation and delivered its opinion to the effect that, based upon and subject to the considerations set forth in such opinion, as of October 4, 1999, the consideration to be paid to MCN shareholders in the merger was fair, from a financial point of view, to DTE. After further discussion and deliberation, the DTE board of directors adopted the merger agreement, the merger and the transactions contemplated thereby, and resolved to recommend that DTE shareholders vote to approve the issuance of shares of DTE common stock in the merger.

         On October 4, 1999, the MCN board of directors met to consider the proposed merger. Members of MCN's senior management and representatives of Merrill Lynch and Wachtell, Lipton, Rosen & Katz, special counsel to MCN, made presentations to the MCN board of directors and discussed with the MCN board of directors their views and analyses of various business, financial, legal and regulatory aspects of the proposed transaction, including a review of the terms and conditions of the definitive agreements. In addition the MCN board of directors received a presentation from a nuclear consulting firm regarding DTE's nuclear plants. Wachtell, Lipton reviewed the fiduciary obligations of the MCN board of directors and described the definitive documentation and its effect. Merrill Lynch orally delivered its fairness opinion, which was subsequently confirmed in writing, to the MCN board of directors to the effect that, as of such date, the merger consideration to be received by MCN shareholders in the merger was fair, from a financial point of view, to MCN shareholders. The non-management directors met in an executive session at which the directors were given an opportunity to ask questions and discuss their views of the transaction and discussed management's interests in the merger. After further discussion and deliberation, the full MCN board of directors reconvened and discussed the presentations received from management, MCN's financial advisor and its legal counsel. The MCN board of directors also discussed the potential sale of MCN's coal fines properties to DTE. The MCN board of directors authorized management to negotiate definitive documentation containing arms-length terms, including those set forth in the merger agreement, relating to the sale of the coal fines properties independent of the merger transaction. The MCN board of directors then adopted by unanimous vote the merger agreement and authorized its execution and resolved to recommend that MCN shareholders vote to approve the merger agreement and the other related transactions.

         At a special meeting of MCN shareholders held on December 20, 1999, MCN shareholders voted to approve the original merger agreement and at a special meeting of DTE shareholders held on December 20, 1999, DTE shareholders voted to approve the issuance of the shares of DTE common stock to be issued to MCN shareholders in the merger.

         During the months following execution of the original merger agreement in October of 1999, MCN and DTE attempted to obtain the necessary regulatory approvals to complete the Merger.

         Under the terms of the original merger agreement, if the Merger was not completed by April 15, 2001, either MCN or DTE had the right to terminate the original merger agreement unilaterally, provided that the terminating party had not materially breached the original merger agreement. As of February 7, 2001, the parties had still not obtained approval from the SEC under the Public Utility Holding Company Act (the "1935 Act"), or formal approval from the FTC under the HSR Act or filed for approval with the MPSC with respect to the proposed transaction with Exelon.

         During the winter of 2000-2001, a number of developments in the gas industry and at MCN had caused DTE to commence a review of the effects of these developments on MCN and on DTE's rights and obligations under the original merger agreement. Most significantly, the industry saw a substantial increase in spot gas prices. This, combined with MCN's obligation to sell a significant volume of gas at prices lower than the spot prices and its liquidation of inventory gas that was priced significantly below 2000 average purchase rates, led DTE to re-evaulate how it would proceed if the merger were not completed by the April 15, 2000 termination date.

         On the morning of February 7, during a conference call with analysts and investors that was open to the public, DTE management, responding to questions from analysts, stated that the economic terms of the merger did not look as attractive to DTE as they did at the time the original merger agreement was entered into, and that if the merger were not completed by April 15, DTE would make a decision as to how to proceed based on an evaluation as to what would be in the best interests of its shareholders. DTE management also indicated during the call that it did not believe that any material adverse effect had occurred to MCN that would entitle DTE to terminate the original merger agreement prior to April 15 and that DTE still believed the merger with MCN was strategically attractive to DTE.

         Following the February 7 conference call, a series of discussions ensued between MCN and DTE that culminated in both sides agreeing to the terms of the Amended Merger Agreement, whereby MCN achieved greater certainty with respect to the ultimate closing of the transaction and DTE achieved a price that was more favorable to it than under the original merger agreement. DTE believes the revised price is reasonable and bears a fair relation to the earnings capacity of the utility assets underlying the MCN securities to be acquired.

         On February 28, 2001, the MCN board of directors met at its regularly scheduled board meeting to consider the proposed amended merger agreement. All members of the board were present, except Howard F. Sims. Members of MCN's senior management and representatives of Merrill Lynch, Wachtell, Lipton and LeBoeuf, Lamb, Greene & MacRae, L.L.P., 1935 Act counsel to MCN, made presentations to the MCN board of directors and discussed with the MCN board of directors their views and analyses of various business, financial, legal and regulatory aspects of the proposed transaction, including a review of the terms and conditions of the amended merger agreement. In particular, Mr. Glancy reviewed the history of recent discussions between MCN and DTE management regarding amending the terms of the original merger agreement, and reminded the board that DTE had indicated that the price it would be willing to pay would decrease as April 15 approached and the likelihood of consummating the transaction by that date decreased. LeBoeuf, Lamb further discussed and answered the board's questions regarding the status of the SEC approval process, and explained that there was a not insignificant risk that SEC approval would not be obtained by April 15, because there might be objections from third parties during the 25-day notice period which might not be resolved prior to April 15. Wachtell, Lipton reviewed the fiduciary obligations of the MCN board of directors and the possibility of and risks associated with suing DTE to prevent it from terminating the original merger agreement on or after April 15 based on alleged breaches by DTE of the original merger agreement. Wachtell, Lipton also described the Amended Merger Agreement and its effects. Following these presentations, Merrill Lynch orally delivered its fairness opinion, which was subsequently confirmed in writing, to the MCN board of directors to the effect that, as of such date, the merger consideration to be received by MCN shareholders in the Merger was fair, from a financial point of view, to MCN's shareholders. The MCN board of directors discussed the presentations received from management, MCN's financial advisor and its legal counsel. The MCN board of directors directed MCN's management and legal counsel to execute a definitive agreement substantially in the form presented at the board meeting, subject to the requirement that the provision in the draft amended merger agreement providing for a July 15 termination date, with an automatic extension to December 31, 2001, if on July 15 regulatory approvals were still being sought in good faith, be replaced with a single December 31, 2001 termination date. DTE subsequently agreed to change the draft amended merger agreement to this effect.

         Subject to the foregoing condition, the MCN board of directors then adopted the Amended Merger Agreement, authorized its execution and resolved to recommend that MCN shareholders vote to approve the Amended Merger Agreement and the Merger. Although Mr. Sims was not present at the February 28, 2001 meeting, he attended all meetings prior to such meeting at which the negotiations leading up to the Amended Merger Agreement were discussed and subsequently joined the other directors in recommending that the shareholders of MCN vote to approve the Amended Merger Agreement.

         In adopting the Amended Merger Agreement and in reaching its recommendation, the MCN board of directors consulted with and relied upon information and reports prepared or presented by MCN's management and MCN's legal and financial advisors. The MCN board of directors considered a number of factors in its decision to adopt the amended merger agreement and recommend it to MCN shareholders. The material factors considered are those set forth below.

         - The risk that the SEC would not approve the merger as required under the 1935 Act prior to April 15, 2001 and that the Merger would not be completed prior to that date or thereafter;

         - The fact that the terms of the original merger agreement provided that either DTE or MCN could unilaterally terminate the original merger agreement if the merger were not completed by April 15, 2001 and the terminating party had not breached the agreement in any material respect;

         - The fact that DTE management had indicated to MCN that it would not complete the Merger in accordance with the original terms of the merger agreement if the merger were not completed by April 15, 2001;

         - The uncertainty associated with trying to prevent DTE, through litigation, from terminating the original merger agreement on or after April 15, 2001 based on alleged breaches of the original merger agreement;

         - The fact that under the terms of the original merger agreement, MCN was restricted from soliciting alternative merger or acquisition proposals, and therefore was restricted in its ability to measure the interest of potential alternative transaction partners while the original merger agreement was in effect;

         - The advice of Merrill Lynch that, in light of the fact that neither MCN nor Merrill Lynch had been contacted by any third party concerning a potential business combination with MCN since the announcement of the original merger agreement in October 1999, and the fact that there had been relatively few merger transactions in MCN's industry during the previous year, if the original merger agreement were terminated, it was unlikely that MCN would be able to find an alternative transaction on terms more attractive than those offered in the Amended Merger Agreement;

         - The advice of Merrill Lynch that, in the absence of a merger transaction, based on the range of trading multiples of selected comparable companies in MCN's industry, MCN common shares would likely trade at a level significantly below the price offered by DTE in the Amended Merger Agreement;

         - The opinion of Merrill Lynch to the MCN board of directors to the effect that, as of February 28, 2001, and subject to the matters described in that opinion, the

                  Merger consideration to be received by MCN shareholders in the merger was fair, from a financial point of view, to MCN shareholders;

         - The other advice from MCN management and the MCN board of directors' financial and legal advisors, and the discussions of the MCN board of directors concerning the proposed Amended Merger Agreement;

         - The fact that the Amended Merger Agreement contains significantly fewer conditions to closing and, therefore, offers MCN shareholders significantly greater certainty of closing than the terms of the original merger agreement;

         -        The ability to obtain regulatory approvals for the Merger;

         - The fact that the Amended Merger Agreement is subject to MCN shareholder approval, and permits MCN to provide information and enter into negotiations if another party makes an unsolicited proposal and if the board of directors determines that failure to take such action would likely result in a breach of its fiduciary duties; and

         -        The interests of MCN management and directors, including Mr.
                  Glancy, in the Merger.

         In addition, the MCN board took into account the various strategic reasons that motivated the board's decision to approve the original merger agreement.

         On February 28, 2001, the DTE board of directors met at its regularly scheduled board meeting to consider the proposed Amended Merger Agreement. Members of DTE's senior management and representatives of UBS Warburg made presentations to the DTE board of directors and discussed with the board of directors their views and analysis. Internal legal counsel reviewed for the board the possibility that the merger might be completed on the terms originally negotiated between the parties and that MCN had raised the possibility of litigation in the event that DTE did not complete the Merger on such terms. Legal counsel also reviewed for the board the terms of the draft amended merger agreement, including that the proposed amended agreement contained a representation that DTE had been made aware of all material issues related to MCN's current valuation, that the amended agreement had eliminated most of the conditions to completing the merger, and that DTE had been granted increased approval rights with respect to MCN's operations prior to the merger. UBS Warburg also made a financial presentation to the board of directors and delivered its oral opinion, subsequently confirmed in writing, that as of February 28, 2001, the consideration to be paid MCN shareholders in the Merger was fair, from a financial point of view, to DTE. After further discussion and deliberation, the DTE board of directors adopted the Amended Merger Agreement.

C.       STRUCTURE, MANAGEMENT AND OPERATIONS OF THE COMPANY FOLLOWING THE
         MERGER

         Pursuant to the terms of the Amended Merger Agreement, MNC will be merged into Merger Sub, which is a wholly owned subsidiary of DTE. Immediately following the merger, Merger Sub will own and operate the existing subsidiaries of MCN, i.e., MichCon, MCNIC, et. al. and, except as described herein, the corporate structures of DTE and MCN will remain as they were prior to the merger. After the Merger, the officers of MCN immediately before the merger will become the officers of Merger Sub and the directors, corporate charter and bylaws of the surviving corporation will be those of Merger Sub. DTE's principal corporate and executive offices will not change as a result of the Merger.




                           DTE STRUCTURE POST MERGER

                                    -------
                                    | DTE |
                                    -------
                                       |
                                       |
                                       |
     --------------------------------------------------------
     |                        |                             |
     |                        |                             |
     |                        |                             |
 ------------------       ----------------          -----------------
|                  |     |                |        |                 |
|  NON-REGULATED   |     |                |        |                 |
| DTE SUBSIDIARIES |     | Detroit Edison |        | DTE Enterprises |
|                  |     |                |        |                 |
 ------------------       ----------------          -----------------
                                                            |
                                                            |
                                                ----------------------
                                               |                      |
                                       ------------------       ---------------
                                      |                  |     |               |
                                      |                  |     |               |
                                      | MichCon Holdings |     |     MCNEE     |
                                      |                  |     |               |
                                      |                  |     |               |
                                       ------------------       ---------------




ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         The fees, commissions and expenses to be paid or incurred, directly or indirectly, by both DTE and MCN, in connection with the Merger, including registration of securities of DTE under the Securities Act of 1933, and other related matters, are estimated as follows:



Filing fee for DTE's Registration Statement
         on Form S-4......................................................................................$219,969





HSR filing fee.............................................................................................$90,000

Accountants' fees.......................................................................................$2,500,000

Shareholder communication (including prospectus
         printing and distribution).....................................................................$1,800,000

Exchanging, printing, and engraving of stock certificates.................................................$235,000

Investment bankers' fees and expenses..................................................................$20,250,000

Legal fees and expenses


          Corporate...........................................................$5,300,000


          Regulatory..........................................................$5,500,000


         ..............................................................................................$10,800,000

Miscellaneous

         Economic, Engineering and Management Consultants.....................$2,500,000

         Other (e.g., short term lease/rental, telephone services, travel)....$3,300,000

         ..............................................................................................$5,800,0000

TOTAL (estimated)......................................................................................$41,694,969



         Applicants believe that the foregoing fees are reasonable and consistent with fees in other transactions the Commission has approved involving utility combinations of similar size and complexity.(11)

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

A.       STATEMENT OF APPLICABLE PROVISIONS

         Applicants believe that all or portions of Sections 9(a)(2), 10, 11 and 3(a)(1) of the Act are directly or indirectly applicable to the proposed Merger.

         Under Section 9(a)(2), it is unlawful, without the Commission's approval, under the standards of Section 10, for any person to acquire, directly or indirectly, the securities of a public utility company, if that person will, by virtue of the acquisition, become an affiliate of that public utility and any other public utility or holding company. The term "affiliate" for this purpose

----------

(11)     See infra, n. 36.

means any person that directly or indirectly owns, controls, or holds with power to vote, five percent or more of the outstanding voting securities of the specified company.

         DTE currently owns the securities of, and is therefore an affiliate of, Detroit Edison, a public utility company. As a result of the Merger, DTE will acquire, indirectly through its ownership of Merger Sub, more than five percent of the securities of three additional public utility companies, MichCon, Citizens, and SMGC, and will thus become an affiliate of all three. Consequently, the Merger requires Commission approval under the standards of
Section 10.

         Following the Merger, Applicants believe, for the reasons set forth below, that DTE will qualify for the intrastate exemption under Section 3(a)(1) of the Act, and requests an order granting such exemption. Under Section 3(a)(1), the Commission shall exempt from registration, by rule or order, any holding company if that holding company, and each material public utility subsidiary company from which the holding company derives any material part of its income, are predominantly intrastate in character, and carry on their business in the state in which they are organized, unless and except insofar as the Commission finds the exemption detrimental to the public interest or the interest of investors or consumers. Applicants further request that Merger Sub also be granted an exemption under Section 3(a)(1) of the Act.

B.       THE STANDARDS OF SECTION 10

         The statutory standards to be considered by the Commission in evaluating the Merger are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

         1.       SECTION 10(B)

         Under Section 10(b) of the Act, the Commission shall approve the Merger unless it finds that:

         (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

         (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with the acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

         (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

         Set forth below are factors that Applicants believe the Commission should consider in determining whether the Merger is consistent with Section 10.

                  A. DETRIMENTAL "INTERLOCKING RELATIONS" OR "CONCENTRATION OF CONTROL"

         The Merger will not result in detrimental interlocking relations or concentration of control. There are currently no common director(s) of DTE and MCN and following consummation of the Merger there will be an increase in the number of common directors and may be an increase in the number of common officers of DTE and MCN.(12) These interlocking relationships will, however, only serve to help integrate DTE and MCN, and their respective utility systems. Such management interlocks are characteristic of virtually every merger transaction subject to Section 9(a)(2).(13) The interlocking relationships established by the Merger will be of the kind routinely approved by the Commission in the past and will not be detrimental to interests of consumers, investors or the public. They will not be the types of relationships historically targeted by Section 10(b)(1), which was aimed at preventing business combinations that bore no relation to operating efficiencies.(14)

         The Merger will also not result in a concentration of control detrimental to the interest of shareholders or consumers. Section 10(b)(1) is intended to prevent combinations that would result in "huge, complex and irrational systems" and to avoid an "excess of concentration and bigness" while still allowing beneficial combinations to take place.(15) Although DTE and MCN are both sizable companies, the Merger will nevertheless create a company that is comparable to, or smaller than, the regional and national energy market participants DTE will compete with. The Commission has approved combinations resulting in companies larger, sometimes substantially larger, than DTE will be after the Merger.(16) Indeed, given the widespread

----------

(12) Specifically, it is contemplated that Mr. Alfred R. Glancy III, currently the Chairman and Chief Executive Officer of MCN, and two other MCN directors will join the DTE board after the consummation of the Merger. DTE, MCN and their respective utility subsidiaries currently have no common officers but may appoint them in the future.

(13) See, e.g., Northeast Utilities, HCAR No. 25221 (Dec. 21, 1990), as modified, HCAR No. 25273 (March 15, 1991), aff'd sub nom., City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the two merging entities].").

(14) See Section 1(b)(4) of the Act (finding that the public interest and interests of consumers are adversely affected "when the growth and extension of holding companies bears no relation to economy of management and operation or the integration and coordination of related operating properties . . . .").

(15)     American Electric Power Co., HCAR No. 20633 (July 21, 1978).

(16) DTE and MCN had total combined operating revenues of approximately $8.4 billion for the year ended December 31, 2000, and the post-merger DTE would have had total assets of approximately $18.966 billion as of December 31, 2000. By contrast, the Commission recently approved the mergers of: (i) PECO Energy Company and the Unicom Corporation to form the Exelon Corporation, which will have approximately $35.2 billion worth of consolidated assets and which would have had $12.5 billion in consolidated operating revenues in 1999; and (ii) American Electric Power Company, Inc. and Central and Southwest Service Corporation which will produce a post-merger entity with approximately $35.7 billion worth of consolidated assets
                                                                  (continued...)

expectation that gas and electric companies will continue to converge and combine, the post-Merger DTE will not be counted among the largest utility companies. Most trade press articles that describe the Merger depict it as a combination of companies with complementary businesses that will emerge from the Merger better able to compete in regional energy markets, but there is clearly no concern in the industry that the post-merger DTE will be in a position to dominate those markets.(17)

         The following table compares the post-merger DTE, on an asset and revenue basis with some of its likely competitors.



                                              TOTAL ASSETS                   TOTAL REVENUE
                                               12/31/2000                       FOR YEAR
              COMPANY                   (all figures in millions)            ENDED 12/31/00
              -------                   -------------------------            --------------


DTE Energy Company (Pro Forma)                  $18,966                         $8,388
CMS Energy Corporation                           15,851                          8,998
FirstEnergy Corporation (not                     17,941                          7,029
counting its proposed merger
partner, GPU, Inc.)
Public Service Enterprise Group                  20,796                          6,848
Incorporated


         Moreover, although the Merger will not be subject to FERC or MPSC review, it has been approved by the FTC. In their evaluation, the FTC staff raised concerns regarding the loss of possible competition between Detroit Edison and MichCon in their coincident retail distribution areas. To address those concerns, MichCon has agreed to sell an easement to Exelon that will allow it to use a certain amount of natural gas transportation capacity on MichCon's system in the area in which the MichCon and Detroit Edison service territories overlap to serve load for which gas and electricity may be competitive alternatives. As a result of this transfer, Exelon will be able to compete for such load as effectively as, if not more effectively than, MichCon could prior to the Merger. Exelon currently markets natural gas to customers in the Detroit area, and has initiatives under way to participate in the promotion and sale of distributed generation technologies as demand develops in Michigan and elsewhere. The Exelon agreement is subject to the consummation of the Merger.


----------

and which would have had $12.28 billion in combined utility revenues for the year ended December 31, 1999.

(17) See, e.g., Howard Buskirk, DTE, MCN Converge to Create Biggest Michigan Utility, THE ENERGY DAILY, Oct. 6, 1999.

         In prior cases, the Commission has "watchfully deferred" to market power determinations made by the federal antitrust agencies, state commissions and FERC.(18) The Commission has previously applied its watchful deference policy when reviewing mergers that were subject review by the federal antitrust agencies, but not by FERC or state commissions.(19) The Commission should follow the watchful deference policy in this case.

         Although it lacks authority to review the Merger, FERC has previously found that Detroit Edison does not possess market power in any of the electric energy generation markets in which it competes, and that it cannot exercise transmission market power(20) because it has filed an open access transmission tariff pursuant to FERC Order No. 888 and its progeny.(21) FERC has also signaled in numerous cases, including a case involving a DTE subsidiary,(22) that it retains the ability to prevent electric utility entities that are affiliated with entities that own and operate natural gas distribution facilities from abusing their control over such facilities.(23) It follows that FERC will have ample authority to ensure that DTE will not be able to use its control over MichCon's distribution system to unfairly advantage Detroit Edison or other DTE electric generation subsidiaries. More importantly, gas-fired generation projects in Michigan have available a wide range of gas supply alternatives other than MichCon, by bypassing the MichCon system to take service from one of a number of interstate pipelines operating in Michigan.

         The Merger is also not opposed by the MPSC,(24) and will not impede the development of gas or electric retail competition, in the state of Michigan. Further, the Merger will not negatively impact the ability of any state regulatory agencies to discharge their statutory duties.

----------

(18) See, e.g., Sempra Energy, HCAR No. 26890 (June 26, 1998); citing City of Holyoke v. SEC, 972 F.2d at 363 (upholding the "watchful deference" policy).

(19)     See TUC Holding Co. et. al., HCAR No. 26749 (Aug. 1, 1997).

(20)     Detroit Edison Co., 77 FERC.(P.)  61,279 (1996).

(21) Promoting Wholesale Competition Through Open Access Non-Discriminatory Transmission Services by Public Utilities and Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, 61 Fed. Reg. 21,540 (1996), FERC Stats. & Regs.(P.) 31,036 (1996) (Order No. 888), order on reh'g, Order No. 888-A, 62 Fed. Reg. 12,274 (1997), FERC Stats. & Regs.(P.) 31,048 (1997), order on reh'g, Order No. 888-B, 62 Fed. Reg. 64,688, 81 FERC.(P.) 61,248 (1997),
order on reh'g, Order No. 888-C, 82 FERC.(P.) 61,046 (1998), appeal docketed, Transmission Access Policy Study Group, et al. v. FERC, Nos. 97-1715 et al. (D.C. Cir.).

(22)     DTE Edison America, Inc., 84 FERC.(P.)  61,028 (1998).

(23) DTE Edison America, Inc., 84 FERC at 61,128 (warning that FERC would strip DTE Edison America of its authority to make market-based sales if it or any of its affiliates "deny, delay or require unreasonable terms, conditions or rates for natural gas service to a potential electric competitor of DTE Edison
America in bulk power markets . . . .").

(24) See MPSC's letter to the Commission which was incorporated by reference into the November 24th Application and is incorporated by reference herein as well.

         In short, there is no reason for the Commission to conduct a separate concentration analysis.

         Indeed, the Merger will provide important competitive benefits. By expanding its customer base, entering into gas markets, and acquiring the expertise and experience of MCN in gas markets, DTE will be better positioned to compete with other integrated regional and national energy companies, thus enhancing competition in already increasingly competitive energy markets. The Merger will enable the post-Merger DTE to provide its customers with an expanded range of energy choices, while producing economies of scope and integration that will benefit consumers and investors. In addition, the Exelon agreement will increase competition between gas and electricity suppliers. These are the kinds of benefits which the Commission has found to outweigh concerns about concentration of control in previous cases.(25)

         For all of the foregoing reasons, Applicants believe that the Merger will not result in a concentration of control detrimental to the public interest.

                  B.       FAIRNESS OF CONSIDERATION

         Section 10(b)(2) dictates the Commission shall approve the Merger unless it finds that the consideration paid by DTE to the shareholders of MCN is not reasonable or does not bear a fair relation to the earning capacity of the utility assets underlying the MCN shares. In its determination as to whether or not consideration for an acquisition meets the fair and reasonable test of
Section 10(b)(2), the Commission has considered whether the price was decided as the result of arm's-length negotiations(26) and whether each party's board of directors has approved the purchase price.(27) The Commission also considers the opinions of investment bankers(28) and the earnings, dividends, and book and market value of the shares of the company to be acquired.(29)

         Upon consummation of the Merger, MCN Common Stock shareholders will receive either $24 in cash or .715 shares of DTE Common Stock. The aggregate value of the consideration to be issued upon consummation of the Merger is expected to be approximately $2.3 billion, based on the DTE closing stock price on February 27, 2001.

         The consideration to be paid by DTE was the result of extensive and vigorous arm's-length negotiations between the management and financial advisors of DTE and MCN. The boards of directors of each of DTE and MCN approved the terms of the revised Merger in separate meetings held on February 28, 2001.


----------

(25)     American Electric Power Co., HCAR No. 20663 (July 21, 1978).

(26)     American Natural Gas Co., HCAR No. 15620 (Dec. 12, 1966).

(27)     Consolidated Natural Gas Co., HCAR No. 25040 (Feb. 14, 1990).

(28)     Id.

(29)     In re: Northeast Utilities, HCAR No. 15448 (April 13, 1966).

         In addition, nationally recognized investment banking firms for each of DTE and MCN reviewed extensive information concerning the companies and analyzed the consideration to be paid using several valuation methodologies. In connection with the approval of the original Merger Agreement, DTE's board of directors considered the opinion of its financial advisor, Warburg Dillon Read (now known as UBS Warburg), to the effect that, as of the date of such opinion, the consideration to be paid by DTE upon consummation of the Merger was fair to DTE from a financial point of view. A copy of its fairness opinion was attached to the November 24th Application as Exhibit H-1. In connection with the approval of the Amended Merger Agreement, MCN's board of directors considered the opinion of its financial advisor, Merrill Lynch, to the effect that the consideration to be received by MCN common shareholders in connection with the Merger was fair to such holders from a financial point of view. A copy of its fairness opinion is attached to this Application as Exhibit H-2, and is incorporated by reference.

         1. OPINION OF DTE'S FINANCIAL ADVISOR

         On October 4, 1999, the DTE board of directors received Warburg Dillon Read's oral opinion, which was subsequently followed by a written opinion as of the same date, that, as of that date and subject to the various considerations, assumptions, limitations and qualifications described in the opinion, the consideration to be paid by DTE to shareholders of MCN and holders of options to purchase MCN common stock was fair, from a financial point of view, to DTE. Warburg Dilon Read delivered to the DTE board of directors an update of its opinion, which confirmed Warburg Dillon Read's opinion of October 4, 1999, as of November 12, 1999. Such opinion and confirmation were rendered only as of their respective dates based on information available to UBS Warburg as of such respective dates.

         In connection with rendering its opinions, Warburg Dillon Read considered a variety of valuation methods. Warburg Dillon Read considered the valuation of MCN both as a consolidated entity and as the summation of distinct segments. The following discussion summarizes the material valuation methods considered by Warburg Dillon Read. Certain numbers in the following discussion may not add due to rounding.

         The consolidated entity valuation consists of a comparable company trading analysis and a comparable acquisition analysis for MCN.

         COMPARABLE COMPANY TRADING ANALYSIS: Using publicly available information, Warburg Dillon Read compared multiples of certain financial criteria for MCN to multiples based upon market trading values at the time for certain other companies which, in Warburg Dillon Read's judgment, were generally comparable to MCN for the purpose of this analysis. The factors considered in selecting companies for comparison included size, geographic location, financial condition and scope of business operations. The companies used in the comparison were Columbia Energy Group, National Fuel Gas Company, CMS Energy Corporation, Consolidated Natural Gas Company and Questar Corporation.

         In evaluating the then current market value of MCN Common Stock, Warburg Dillon Read determined ranges of multiples for selected measures of financial performance for the comparable companies, including the market value of outstanding common stock as a multiple of:

         - Net income per share of common stock for the latest 12-month period, and estimated net income per share of common stock for the current and the following fiscal years as projected by I/B/E/S, a data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts on companies of interest to investors; and

         - Book value of common equity for the most recently available fiscal quarter.

         - In addition, Warburg Dillon Read determined ranges of multiples for selected measures of financial performance for the comparable companies, including the adjusted market value of MCN (defined as the market value of outstanding common stock plus total debt, preferred and minority interests, less cash and equivalents) as a multiple of:

         - Operating income, or earnings before interest and taxes ("EBIT"), for the latest 12-month period; and

         - Operating cash flow, or earnings before interest, taxes, depreciation and amortization ("EBITDA"), for the latest 12-month period.

         Warburg Dillon Read then applied such multiples to the corresponding data for MCN. This analysis produced a range of values per share for MCN. The results are summarized in the following table, which shows the range of valuations produced for each of the measures of MCN's financial performance:(30)

------------------------------------------------- ---------------------------- --------------- ---------------
                                                          COMPARABLE              LOW END         HIGH END
MEASURE OF FINANCIAL PERFORMANCE                       COMPANY MULTIPLES          OF RANGE        OF RANGE
------------------------------------------------- ---------------------------- --------------- ---------------
------------------------------------------------- ---------------------------- --------------- ---------------
Latest 12 Months Earnings Per Share                      15.0x - 20.0x             $19.20          $25.60
------------------------------------------------- ---------------------------- --------------- ---------------
1999 Estimated Earnings Per Share                        14.0x - 16.0x             $16.80          $19.20
------------------------------------------------- ---------------------------- --------------- ---------------
2000 Estimated Earnings Per Share                        12.5x - 14.5x             $19.25          $22.33
------------------------------------------------- ---------------------------- --------------- ---------------
Book Value of Equity                                      1.6x - 2.5x              $17.90          $27.97
------------------------------------------------- ---------------------------- --------------- ---------------
Latest Twelve Months EBIT                                12.5x - 15.0x             $16.41          $24.01
------------------------------------------------- ---------------------------- --------------- ---------------
Latest Twelve Months EBITDA                               7.0x - 9.0x              $13.17          $23.11
------------------------------------------------- ---------------------------- --------------- ---------------

------------------------------------------------- ---------------------------- --------------- ---------------
Mean Value                                                                         $17.12          $23.70
------------------------------------------------- ---------------------------- --------------- ---------------
Median Value                                                                       $17.35          $23.56
------------------------------------------------- ---------------------------- --------------- ---------------

--------
(30)     Warburg Dillon Read's conclusions were developed using 1999 data.

         As shown above, this analysis produced values of $17.12 to $23.70 per share for MCN. MCN's closing price of $17.69 on October 4, 1999, was near the low end of this range.

         Warburg Dillon Read then added to the trading value of MCN the value of certain cost synergies as estimated by the management of DTE using a discounted cash flow analysis. With respect to the estimates of cost synergies, Warburg Dillon Read assumed that such estimates were reasonably prepared upon bases reflecting the best available estimates and judgments of the management of DTE. Utilizing these estimates of cost synergies, Warburg Dillon Read discounted to present value, under assumed discount rates ranging from 6.65% to 7.65%, the after-tax cash flows to shareholders from cost synergies through the year 2010. Present values were derived both with and without a terminal value, which was determined based on the midpoint of the multiple range of EBITDA of 7.0x to 9.0x, or 8.0x, based on the comparable company trading analysis. The implied value per share of cost synergies based upon this analysis was $3.59 to $7.29.

         Combining the present value of cost synergies with the trading value of MCN provided a value range of $20.71 to $30.99 per share of MCN Common Stock.

         COMPARABLE NATURAL GAS COMPANY ACQUISITION ANALYSIS: Warburg Dillon Read reviewed comparable transactions involving acquisitions of regulated natural gas companies or holding companies for regulated natural gas companies. Two sets of comparable transactions were selected. The first set, involving seven comparable transactions, was selected based on size and included only those companies with equity valued in excess of $1 billion.

         The first set of comparable transactions included the following proposed transactions:

         -        Wisconsin Energy Corporation and Wicor Inc.;

         -        NiSource Inc. and Columbia Energy Group;

         -        El Paso Energy Corporation and Sonat Inc.;

         -        Southern Union Company and Southwest Gas Corporation;

         -        Dominion Resources, Inc. and Consolidated Natural Gas Company;

         -        Duke Power Company and PanEnergy Corporation; and

         -        Houston Industries Inc. and NorAm Energy Corporation

         The second set of comparable transactions included an additional seventeen transactions over the four years preceding October 5, 1999. This set of comparables was reviewed because it includes the acquisition of regulated natural gas companies by much larger acquirors which is analogous to DTE's acquisition of MCN.

         Warburg Dillon Read calculated the equity consideration to be received by the second company's shareholders for each of the comparable transactions as a multiple of various measures of financial performance for that company including:

         - Net income per share of common stock for the latest 12-month period as of the date of each respective transaction announcement, and projected net income per share of common stock for the then current and the following fiscal years as projected by I/B/E/S; and

         - Book value of common equity for the most recently available fiscal quarter prior to each respective transaction announcement.

         In addition, Warburg Dillon Read determined ranges of multiples for selected measures of financial performance for the comparable companies, including the adjusted market value as a multiple of:(31)

         -        Operating income, or EBIT, for the latest 12-month period; and

         - Operating cash flow, or EBITDA, for the latest 12-month period.

-------------------------------------------------- ------------------------------- -------------- ---------------
MEASURE OF FINANCIAL PERFORMANCE                             COMPARABLE               LOW END        HIGH END
                                                       TRANSACTION MULTIPLES         OF RANGE        OF RANGE
-------------------------------------------------- ------------------------------- -------------- ---------------
-------------------------------------------------- ------------------------------- -------------- ---------------
Latest 12 Months Earning Per Share                          20.0x -24.0x              $25.60          $30.72
-------------------------------------------------- ------------------------------- -------------- ---------------
Current Year Est. Earnings Per Share                        18.0x -22.0x              $21.60          $26.40
-------------------------------------------------- ------------------------------- -------------- ---------------
Forward Year Est. Earnings Per Share                       16.0x - 22.0x              $24.64          $32.34
-------------------------------------------------- ------------------------------- -------------- ---------------
Book Value of Equity                                         2.3x -2.9x               $25.74          $32.46
-------------------------------------------------- ------------------------------- -------------- ---------------
Latest 12 Months EBIT                                      13.5x - 15.5x              $19.44          $25.52
-------------------------------------------------- ------------------------------- -------------- ---------------
Latest 12 Months EBITDA                                     8.0x -10.0x               $18.13          $28.07
-------------------------------------------------- ------------------------------- -------------- ---------------

-------------------------------------------------- ------------------------------- -------------- ---------------
Mean Value                                                                            $22.53          $29.25
-------------------------------------------------- ------------------------------- -------------- ---------------
Median Value                                                                          $23.12          $29.40
-------------------------------------------------- ------------------------------- -------------- ---------------

         As shown above, this analysis produced values of $22.53 to $29.40 per share for MCN.

         Warburg Dillon Read then averaged the values produced by the Comparable Company Trading Analysis with the value produced by the Comparable Natural Gas Company Acquisition Analysis, producing values of $21.62 to $30.19 per share of MCN Common Stock.

         To this range of values, Warburg Dillon Read added the value of MCN's coal fines projects, estimated at $40 million per plant based upon recent transactions. The range of value for the coal fines projects of $1.76 to $2.63 per share of MCN Common Stock is based upon four


--------
(31)     Warburg Dillon Read's conclusions were developed using 1999 data.

operating coal fines projects (at the low end of the range) to six operating coal fines projects (at the high end of the range). Combining this range of values with the range of values included above results in a total consolidated valuation range per share of MCN Common Stock of $23.37 to $32.82.

         Warburg Dillon Read also performed a segment analysis of MCN, which consisted of valuation analyses for MCN's two distinct segments: the natural gas distribution company, MichCon, and the diversified energy business. For MichCon, the valuation analysis was based upon a discounted cash flow analysis, a comparable company trading analysis and a comparable acquisition analysis.

         VALUATION OF MCN'S NATURAL GAS DISTRIBUTION COMPANY: Warburg Dillon Read performed valuation analyses of MichCon based on a discounted cash flow analysis, a comparable company trading analysis, and a comparable acquisition analysis. Warburg Dillon Read performed a discounted cash flow analysis valuation of MichCon based upon projections furnished by DTE. Utilizing these projections, Warburg Dillon Read discounted to present value, under assumed discount rates ranging from 6.65% to 7.65%, the free unleveraged cash flows through the year 2004 for MichCon. Terminal values were determined utilizing multiples of EBITDA of 7.0x to 9.0x, based on the EBITDA multiples of public companies deemed comparable to MichCon. These were the same companies used by Warburg Dillon Read in its comparable company trading analysis of MichCon summarized below. The present value of the discounted cash flow of MichCon ranged from $14.99 to $21.14. Warburg Dillon Read added to the discounted cash flow valuation of MichCon the value of certain cost synergies as discussed previously in "Comparable Company Trading Analysis." The implied value per share of cost synergies of $3.59 to $7.29 was added to the results of the discounted cash flow analysis, producing a value range of $18.58 to $28.43 per share of MCN Common Stock.

         Using publicly available information, Warburg Dillon Read also performed a comparable company trading analysis for MichCon. Warburg Dillon Read compared multiples of certain financial criteria for MichCon to multiples based upon market trading values at the time for certain other companies which, in Warburg Dillon Read's judgment, were generally comparable to MichCon for the purpose of this analysis. The factors Warburg Dillon Read considered in selecting companies for this comparison included size, geographic location, financial condition and scope of business operations. The companies used in the comparison were Eastern Enterprises, Nicor Inc., Peoples Energy Corporation, Piedmont Natural Gas Company, Inc., Washington Gas Light Company and New Jersey Resources Corporation.

         In evaluating an implied market value of MichCon, were it a separate publicly traded company, Warburg Dillon Read determined ranges of multiples for selected measures of financial performance for the comparable companies, including the market value of outstanding common stock as a multiple of:

         - Net income available to common stock for the latest 12-month period; and

         - Book value of common equity for the most recently available fiscal quarter.

         In addition, Warburg Dillon Read determined ranges of multiples for selected measures of financial performance for the comparable companies, including the adjusted market value as a multiple of:

         -        Operating income, or EBIT, for the latest 12-month period; and

         - Operating cash flow, or EBITDA, for the latest 12-month period.

         Warburg Dillon Read then applied such multiples to the corresponding data for MichCon. This analysis produced a range of values per share for MichCon. The results are summarized in the following table, which shows the range of valuations produced for each of the measures of MichCon's financial performance:(32)

----------------------------------------------------------- ---------------------------- ------------ --------------
                                                                    COMPARABLE             LOW END      HIGH END
MEASURE OF FINANCIAL PERFORMANCE                               TRANSACTION MULTIPLES      OF RANGE      OF RANGE
----------------------------------------------------------- ---------------------------- ------------ --------------
----------------------------------------------------------- ---------------------------- ------------ --------------
Latest 12 Months Net Income Avail. to Common Stock                 16.0x - 21.0x           $20.03        $26.29
----------------------------------------------------------- ---------------------------- ------------ --------------
Book Value of Common Equity                                         1.8x - 2.2x            $14.25        $17.41
----------------------------------------------------------- ---------------------------- ------------ --------------
Latest Twelve Months EBIT                                          11.0x -12.5x            $18.13        $21.74
----------------------------------------------------------- ---------------------------- ------------ --------------
Latest Twelve Months EBITDA                                         7.0x - 9.0x            $15.97        $22.91
----------------------------------------------------------- ---------------------------- ------------ --------------

----------------------------------------------------------- ---------------------------- ------------ --------------
Mean Value                                                                                 $17.10        $22.09
----------------------------------------------------------- ---------------------------- ------------ --------------
Median Value                                                                               $17.05        $22.32
----------------------------------------------------------- ---------------------------- ------------ --------------

----------------------------------------------------------- ---------------------------- ------------ --------------

         As shown above, this analysis produced values of $17.05 to $22.32 per share for MichCon. Warburg Dillon Read added to the comparable company trading analysis valuation of MichCon the value of certain cost synergies as discussed previously in "Comparable Company Trading Analysis." The implied value per share of cost synergies of $3.59 to $7.29 was added to the results of the comparable company trading analysis, producing a value range of $20.64 to $29.61 per share of MCN Common Stock.

         Warburg Dillon Read reviewed comparable transactions involving regulated natural gas companies or holding companies for regulated natural gas companies as previously discussed in "Comparable Natural Gas Company Acquisition Analysis." Warburg Dillon Read calculated the equity consideration to be received the acquired company's shareholders for each of the comparable transactions as a multiple of various measures of financial performance for that company, including:

         - Net income available to common stock for the latest 12-month period as of the date of each respective transaction announcement; and

         - Book value of common equity for the most recently available fiscal quarter prior to each respective transaction announcement.

         In addition, Warburg Dillon Read calculated the adjusted market value for each of the comparable transactions as a multiple of each acquired company's:


--------
(32)     Warburg Dillon Read's conclusions were developed using 1999 data.

         - Operating income, or EBIT, for the latest 12-month period as of the date of each respective transaction announcement; and

         - Operating cash flow, or EBITDA, for the latest 12-month period as of the date of each respective transaction announcement.

         Warburg Dillon Read then applied such multiples to the corresponding data for MichCon. This analysis produced a range of values per MCN share for MichCon. The results are summarized in the following table, which shows the range of valuations produced for each of the measures of MichCon's financial performance:(33)

---------------------------------------------------------- ----------------------------- ------------- -------------

                                                                    COMPARABLE             LOW END       HIGH END
MEASURE OF FINANCIAL PERFORMANCE                              TRANSACTION MULTIPLES        OF RANGE      OF RANGE
---------------------------------------------------------- ----------------------------- ------------- -------------
---------------------------------------------------------- ----------------------------- ------------- -------------
Latest 12 Months Net Income Avail.
for Common Stock                                                  20.0x - 24.0x             $25.04        $30.05
---------------------------------------------------------- ----------------------------- ------------- -------------
Book Value of Common Equity                                        2.3x - 2.9x              $18.21        $22.96
---------------------------------------------------------- ----------------------------- ------------- -------------
Latest 12 months EBIT                                             13.5x - 15.5x             $24.14        $28.95
---------------------------------------------------------- ----------------------------- ------------- -------------
Latest 12 months EBITDA                                            8.0x - 10.0x             $19.44        $26.38
---------------------------------------------------------- ----------------------------- ------------- -------------

---------------------------------------------------------- ----------------------------- ------------- -------------
Mean Value                                                                                  $21.71        $27.08
---------------------------------------------------------- ----------------------------- ------------- -------------
Median Value                                                                                $21.79        $27.26
---------------------------------------------------------- ----------------------------- ------------- -------------

         As shown above, this analysis produced a range of values for MichCon of $21.71 to $27.67 per share of MCN Common Stock.

         The valuation analysis of MichCon can be summarized as shown in the following table:

-------------------------------------------------------- ----------------------------- ----------------------------
VALUATION METHODOLOGY                                          LOW END OF RANGE             HIGH END OF RANGE
-------------------------------------------------------- ----------------------------- ----------------------------
-------------------------------------------------------- ----------------------------- ----------------------------
Discounted Cash Flow Analysis                                       $18.58                       $28.43
-------------------------------------------------------- ----------------------------- ----------------------------
Comparable Company Trading Analysis                                 $20.64                       $29.61
-------------------------------------------------------- ----------------------------- ----------------------------
Comparable Acquisition Analysis                                     $21.74                       $27.67
-------------------------------------------------------- ----------------------------- ----------------------------
Mean Value                                                          $20.31                       $28.56
-------------------------------------------------------- ----------------------------- ----------------------------

         As shown above, the valuation analysis produced a range of values for MichCon of $20.31 to $28.56 per share of MCN Common Stock.

         VALUATION OF MCN'S DIVERSIFIED ENERGY BUSINESS: Warburg Dillon Read performed valuation analysis of MCN's diversified energy business based on various valuation methodologies, including discounted cash flow analysis, comparable acquisition analysis and

--------
(33)     Warburg Dillon Read's conclusions were developed using 1999 data.

expected proceeds from pending asset sales, where appropriate. Warburg Dillon Read performed discounted cash flow analyses of MCN's diversified energy businesses based upon forecasts provided by MCN management, with adjustments deemed appropriate by DTE management and Warburg Dillon Read. Warburg Dillon Read discounted to present value, under assumed discount rates ranging from 10.0% to 15.0%, the free unleveraged cash flows for varying periods for MCN's diversified energy businesses. Terminal values were determined, where appropriate, utilizing multiples of net income of 16.0x to 24.0x. Where appropriate, Warburg Dillon Read also compared the discounted cash flow analysis results with the results of comparable acquisitions and the expected proceeds from pending asset sales. This analysis produced values ranging from $1,109 million to $1,372 million. After adjusting this value for the forecast debt level of $1,223 million (as of December 31, 1999) for MCN's diversified energy businesses, the implied equity value for MCN's diversified energy businesses ranges from negative $114 million to positive $149 million, or negative $1.25 to positive $1.64 per share of MCN Common Stock. To this range of values, Warburg Dillon Read added the range of value for MCN's coal fines projects of $1.76 to $2.63 per share of MCN Common Stock, producing a total valuation range for MCN's diversified businesses of $0.50 to $4.27 per share of MCN Common Stock.

         The segment analysis of MCN can be summarized as shown in the following table:

---------------------------------------------- -------------------------- -----------------------------
SEGMENT                                            LOW END OF RANGE            HIGH END OF RANGE
---------------------------------------------- -------------------------- -----------------------------
---------------------------------------------- -------------------------- -----------------------------
MichCon                                                 $20.31                       $28.56
---------------------------------------------- -------------------------- -----------------------------
Diversified Energy Business                             ($1.25)                      $ 1.64
---------------------------------------------- -------------------------- -----------------------------
Coal Fines                                               1.76                        $ 2.63
---------------------------------------------- -------------------------- -----------------------------
Total                                                   $20.81                       $32.83
---------------------------------------------- -------------------------- -----------------------------

         As shown above the segment valuation analysis produced a range of values for MCN of $20.81 to $32.83 per share of MCN Common Stock.

         DTE COMPARABLE COMPANY TRADING ANALYSIS: Using publicly available information, Warburg Dillon Read compared multiples of certain financial criteria for DTE to multiples based upon market trading values at the time for certain other electric utilities or holding companies for electric utilities which, in Warburg Dillon Read's judgment, were generally comparable to DTE for the purpose of this analysis. The factors Warburg Dillon Read considered in selecting companies for comparison included size, geographic location, financial condition and scope of business operations. The companies used in the comparison were Constellation Energy Group Inc., FirstEnergy Corporation, PECO Energy Company, PP&L Resources, Inc., Unicom Corporation and Wisconsin Energy Corporation.

         In evaluating the current market value of DTE Common Stock, Warburg Dillon Read determined ranges of multiples for selected measures of financial performance for the comparable companies including the market value of outstanding common stock as a multiple of:

         - Net income per share of common stock for the latest 12-month period, and estimated net income per share of common stock for the current and the following fiscal years as projected by I/B/E/S; and

         - Book value of common equity for the most recently available fiscal quarter.

         In addition, Warburg Dillon Read determined ranges of multiples for selected measures of financial performance for the comparable companies, including the adjusted market value of DTE as a multiple of:

         -        Operating income, or EBIT, for the latest 12-month period; and

         - Operating cash flow, or EBITDA, for the latest 12-month period.

         Warburg Dillon Read then applied such multiples to the corresponding data for DTE. The results are summarized in the following table, which shows the range of valuations produced for each of the measures of DTE's financial performance:

                                                             COMPARABLE               LOW END         HIGH END
MEASURE OF FINANCIAL PERFORMANCE                         COMPANY MULTIPLES            OF RANGE        OF RANGE
Latest 12 Months Earnings Per Share                        12.3x - 14.5x               $39.88          $46.26
1999 Estimated Earnings Per Share                          11.5x - 12.5x               $36.92          $40.13
2000 Estimated Earnings Per Share                          10.5x - 12.0x               $35.28          $40.32
Book Value of Equity                                        1.4x - 1.6x                $36.40          $41.60
Latest 12 Months EBIT                                       9.0x - 10.0x               $20.74          $26.82
Latest 12 Months EBITDA                                     6.0x - 7.5x                $31.37          $47.71

Mean Value                                                                             $33.43          $40.47
Median Value                                                                           $35.84          $40.96

         As shown above, this analysis produced values of $33.43 to $40.96 per share for DTE. DTE's closing price on October 4, 1999, was $37.00. This analysis was performed by Warburg Dillon Read to determine if the DTE Common Stock comprising 45% of the total consideration of the merger was appropriately valued. Based on this analysis, Warburg Dillon Read determined that DTE Common Stock was appropriately valued.

         ACCRETION/DILUTION ANALYSIS: Warburg Dillon Read analyzed certain pro forma effects of the transaction on the estimated earnings per share of DTE for 2001 and 2002. This analysis was performed based upon both I/B/E/S estimates and forecasts provided by DTE management for DTE's estimated earnings and upon MCN forecasts provided by MCN management, with adjustments deemed appropriate by DTE management and Warburg Dillon Read. The analysis also included the effect of potential cost synergies as estimated by DTE management. Utilizing I/B/E/S estimates for DTE and the MCN forecasts as adjusted by DTE and Warburg Dillon Read for 2001 and 2002 resulted in pro forma earnings per share accretion in these two years of $0.02 and $0.10, respectively. Utilizing the DTE forecasted earnings and the MCN forecasts as adjusted by DTE and Warburg Dillon Read for 2001 and 2002 resulted in no change in pro forma earnings per share and $0.06 accretion, respectively.(34)

         The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to particular circumstances. Therefore, the opinion and analysis are not readily susceptible to summary description. Accordingly, notwithstanding the separate factors and analyses summarized above, Warburg Dillon Read believes that its analysis must be considered as a whole and that selecting only portions of its analysis and the factors it considered, without considering all factors and analyses, could create a misleading view of the evaluation process underlying the opinions. Warburg Dillon Read did not assign any particular weight to any analyses or factors it considered. Rather, Warburg Dillon Read made qualitative judgments based on its experience in rendering these opinions and on economic, monetary and market conditions then present as to the significance and relevance of each analysis and factor. In its analyses, Warburg Dillon Read assumed relatively stable industry performance, regulatory environments and general business and economic conditions, all of which are beyond DTE's control. Any estimates contained in Warburg Dillon Read's analyses do not necessarily indicate actual value, which may be significantly more or less favorable than those suggested by such estimates. Estimates of the financial value of companies do not purport to be appraisals or to reflect necessarily the prices at which companies actually may be sold.

         Warburg Dillon Read is an internationally recognized investment banking firm. As part of its investment banking business, Warburg Dillon Read is regularly engaged in evaluating businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. DTE's board of directors selected Warburg Dillon Read on the basis of the firm's expertise and reputation.

         2. OPINION OF MCN'S FINANCIAL ADVISOR

         On February 28, 2001, the MCN board of directors received Merrill Lynch's written opinion that, as of that date and subject to the various considerations, assumptions, limitations and qualifications described in the opinion, the consideration to be paid by DTE to shareholders of MCN and holders of options to purchase MCN common stock was fair, from a financial point of view, to MCN.

                  a. MCN Analysis

         Discounted Cash Flow Analysis. Merrill Lynch performed a discounted cash flow, or "DCF", analysis for MCN using projections provided by MCN's management.

         The DCF for MCN was calculated assuming discount rates ranging from 9.0% to 11.0% and was comprised of the sum of the present values of:

--------
(34)     Warburg Dillon Read's conclusions were developed using 1999 data.

         - The projected cash flows for MichCon for the years 2001 through 2005; and

         - The 2005 terminal value based upon a range of multiples from 7.0x to 9.0x estimated 2005 earnings before interest, taxes, depreciation and amortization, which is referred to as "EBITDA."

         Merrill Lynch then added to this sum an assumed $300 million in respect of MCN's coal fines and diversified energy businesses and subtracted $714 million in respect of MichCon's net debt.

         This analysis resulted in implied equity values per share of MCN common stock ranging from $15.36 to $22.59, compared to the implied value on a blended basis of the consideration in the merger of $24.59 per share of MCN common stock, based upon the closing price per share of DTE common stock on February 26, 2001.

         Comparable Transactions Analysis. Merrill Lynch reviewed certain publicly available information regarding 12 selected business combinations in the natural gas industry announced prior to the announcement of the original merger agreement during the period from December 1997 to July 1999, which are referred to as the "Pre-Announcement Natural Gas Comparable Merger Transactions". The Pre-Announcement Natural Gas Comparable Merger Transactions and the dates these transactions were announced are as follows:

         -        Energy North, Inc./Eastern Enterprises (July 1999);

         -        CTG Resources, Inc./Energy East Corporation (June 1999);

         -        WICOR, Inc./Wisconsin Energy Corporation (June 1999);

         -        Yankee Energy System, Inc./Northeast Utilities (June 1999);

         -        Pennsylvania Enterprises, Inc./Southern Union Company (June
                  1999);

         -        Southwest Gas Corporation/ONEOK, Inc. (April 1999);

         -        Connecticut Energy Corporation/Energy East Corporation (April
                  1999);

         -        Consolidated Natural Gas Company/Dominion Resources, Inc.
                  (February 1999);

         - Public Service Company of North Carolina, Incorporated/SCANA Corporation (February 1999);

         - North Carolina Natural Gas Corporation/Carolina Power & Light Company (November 1998);

         -        Colonial Gas Company/Eastern Enterprises (October 1998); and

         -        Bay State Gas Company/NiSource, Inc. (December 1997).

         Merrill Lynch also reviewed certain publicly available information regarding three selected business combinations in the natural gas industry announced following the announcement of the original merger agreement during the period from November 1999 to February 2000, which are referred to as the "Post-Announcement Natural Gas Comparable Merger Transactions". These transactions and the dates they were announced are as follows:

         -        Columbia Energy Group/NiSource, Inc. (February 2000);

         -        Providence Energy Corp./Southern Union Company (November
                  1999); and

         -        Eastern Enterprises/KeySpan Corp. (November 1999).

         With respect to these transactions, Merrill Lynch compared the "offer value" of each such transaction:

         - As a multiple of the next four quarters' estimated earnings per share of the target company at the date of announcement, which is referred to as "Forward EPS"; and

         -        As a multiple of the book value of the target company.

         Merrill Lynch also compared the "transaction value" of each of these transactions as a multiple of the latest twelve months' EBITDA, which is referred to as "LTM EBITDA", of the target company.

         The "offer value" is generally defined as the per share offer price for the target company multiplied by the sum of the number of target company shares outstanding and the number of target company options outstanding, net of option proceeds. The "transaction value" is generally defined as the sum of the offer value, the preferred equity at liquidation value, the short-term debt, the long-term debt and any minority interests, less cash, marketable securities and exercisable options proceeds.

         The results of these analyses, including a comparison to the multiples implied by the Merger, were as follows:

                            PRE-ANNOUNCEMENT COMPARABLE NATURAL GAS MERGER TRANSACTIONS

                                   LOW                  HIGH                 MEAN             MULTIPLE IMPLIED
                                                                                                BY THE MERGER
  Multiples of offer
  value to:
     Forward EPS:                 18.4x                 31.6x                22.8x                 24.1x
     Book value:                   1.9x                 3.1x                 2.6x                   2.3x
  Multiples of
  transaction value to:
     LTM EBITDA:                   7.6x                 13.0x                10.5x                 13.8x
                           POST-ANNOUNCEMENT COMPARABLE NATURAL GAS MERGER TRANSACTIONS

                                   LOW                  HIGH                 MEAN             MULTIPLE IMPLIED
                                                                                                BY THE MERGER
  Natural Gas
  Merger
  Transactions
  Multiples of offer
  value to:
     Forward EPS:                 17.6x                 28.6x                22.7x                 24.1x
     Book value                    2.4x                 3.0x                 2.7x                   2.3x
  Multiples of
  transaction value to:
     LTM EBITDA                    8.8x                 11.1x                10.1x                 13.8x

         Based upon these analyses and projected earnings per share for MCN's gas distribution business and pension earnings provided by MCN management, and assuming the MCN's coal fines and diversified energy businesses are sold for an amount ranging from $150 million to $300 million, Merrill Lynch derived a value per share of MCN common stock ranging from $18.66 to $24.32, compared to the implied value on a blended basis of the consideration in the Merger of $24.59 per share of MCN common stock.

         Comparable Public Company Analysis. Using publicly available information, Merrill Lynch compared selected historical stock, financial and operating data and ratios for MCN with corresponding data and ratios of similar publicly traded companies.

         The companies selected for the comparable company analysis included the following local distribution companies:

         -        AGL Resources, Inc.;

         -        New Jersey Resources Corporation;

         -        Northwest Natural Gas Company;

         -        Peoples Energy Corporation;

         -        Vectren Corporation; and

         -        Washington Gas Light Company.

         Merrill Lynch derived an estimated per-share valuation range for MCN common stock by comparing market value as a multiple of estimated 2001 earnings per share. The earnings estimates were obtained from I/B/E/S, a data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts on companies of interest to investors, as of February 26, 2001.

                     COMPARABLE LOCAL DISTRIBUTION COMPANIES

                                                    MEAN               MCN
                                                    ----               ---
Market Value as a multiple of estimated
2001 EPS:                                          13.0x              23.0x

         Based upon these analyses and projected earnings per share for MCN's gas distribution business and pension earnings provided by MCN management, and assuming the MCN's coal fines and diversified energy business are sold for an amount ranging from $150 million to $300 million, Merrill Lynch derived a value per share of MCN common stock ranging from $12.66 to $16.32, compared to the implied value on a blended basis of the consideration in the Merger of $24.59 per share of MCN common stock, based on the closing price of DTE common stock on February 27, 2001.

DTE ANALYSIS

         Comparable Public Company Analysis. Using publicly available information, Merrill Lynch compared selected historical stock, financial and operating data and ratios for DTE with corresponding data and ratios of similar publicly traded companies.

         The companies included in this analysis were:

         -        Ameren Corporation;

         -        American Electric Power Company, Inc.;

         -        Cinergy Corp.;

         -        CMS Energy Corp.;

         -        DPL Inc.; and

         -        First Energy.

         The results of this analysis were as follows:

                                                      DTE            COMPARABLE                MCN
                                                                      COMPANIES
  Market value as a multiple of
  Estimated 2002
  earnings per share:                                 9.2x               11.4x                 N/A
  Estimated 2001 earnings per share:                  9.8x               12.3x                24.1x
  Estimated 2001 book value:                          1.3x                2.2x                 2.3x
  Firm value as a multiple of LTM EBITDA:
                                                      6.4x                7.5x                13.8x
  5-year estimated earnings per share growth
  rate:                                               5.3%                6.0%                 6.0%

         The earnings per share estimates for DTE and the comparable companies were obtained from I/B/E/S.

HISTORICAL EXCHANGE RATIO ANALYSIS

         Merrill Lynch reviewed the per share daily closing market price movements of MCN common stock and DTE common stock for the period since December 1996, and calculated the historical exchange ratios during this period implied by dividing the daily closing prices per share of MCN common stock by those of DTE common stock. This analysis resulted in the following average historical trading ratios indicated (rounded to the nearest thousandth), compared to the proposed exchange ratio applicable to the stock component of the merger consideration of 0.715:

   PERIOD ENDING FEBRUARY 26, 2001                                  IMPLIED EXCHANGE RATIO
   February 26, 2001:                                                       0.651x
   Last 20 days:                                                            0.611x
   Last 3 months:                                                           0.709x
   Last 1 year:                                                             0.715x
   Since announcement of original merger agreement:                         0.725x
   Last 2 years:                                                            0.642x

         Pro Forma Combination Analysis. Merrill Lynch also analyzed certain pro forma effects resulting from the Merger. Using the projected earnings for DTE for the year 2001 provided by the management of DTE, and the projected earnings for MCN for the year 2001 provided by management of MCN, Merrill Lynch compared the projected earnings per share of DTE on a stand-alone basis, assuming the merger did not occur, to the per-share earnings of a DTE shareholder, assuming the merger were to occur.

         Using the assumptions detailed above, and further assuming no synergies, the analysis indicated that the Merger without synergies would be dilutive to projected earnings per share of DTE common stock in 2001, both including and excluding amortization of goodwill. This analysis also indicated that the merger would be neutral to projected earnings per share of DTE common stock if DTE realized pre-tax synergies of $166.2 million in 2001 including amortization of goodwill, or $116.3 million in 2001 excluding amortization of goodwill.

                  b. Conclusion

         Based on the foregoing it is clear that the consideration paid by DTE is a reasonable product of extensive arms-length bargaining. In light of the fairness opinions and considering all relevant factors, Applicants' managements believed that the consideration to be paid for the MCN shares is reasonable and bears a fair relation to the earnings capacity of the utility assets underlying the MCN shares. Accordingly, the consideration to be paid by DTE meets the standards of Section 10(b)(2).

                  C. REASONABLENESS OF FEES

         Applicants believe that the overall fees, commissions, and expenses incurred and to be incurred in connection with the Merger are reasonable and fair in light of the size and complexity of the Merger relative to other transactions and the anticipated benefits of the Merger to the public, investors, and consumers; that they are consistent with recent precedent; and that they meet the standards of Section 10(b)(2). As stated at Item 2 above, DTE and MCN together expect to incur a combined total of approximately $41.7 million in fees, commissions, and expenses in connection with the Merger. This amount is in keeping with the fees associated with recent transactions approved by the Commission,(35) and is consistent with the standards of Section 10(b)(2).

                  D. CAPITAL STRUCTURE AND THE PUBLIC INTEREST

         Section 10 (b)(3) requires the Commission to determine whether the Merger will unduly complicate DTE's capital structure or would be detrimental to the public interest, the interests of investors or consumers, or the proper functioning of DTE's system. Following the Merger, DTE will have a capital structure which is substantially similar to capital structures which the Commission has approved in other orders.(36) After consummation of the Merger, DTE will own

--------
(35)     See American Electric Power Co., Inc., et al., HCAR No. 27186 (June 14,
2000) (estimated fees and expenses of $72.7 million); New Century Energies, Inc., HCAR No. 27212 (August 16, 2000) (estimated fees and expenses of $52 million).

(36) See, e.g., TUC Holding Co., supra; Cinergy Corp., HCAR No. 26146 (Oct. 21, 1994); Entergy Corp., HCAR No. 25952 (Dec. 17, 1993).

100 percent of the shares of Merger Sub Common Stock, and indirectly will own 100 percent of Merger Sub's wholly-owned public utility subsidiaries, i.e., MichCon and Citizens, and a 47.5% interest in SMGC. Merger Sub and its subsidiaries may continue to hold their debt, which will have no material effect on DTE's capital structure. The only issued and outstanding voting securities of DTE will be its common stock. For these reasons, Applicants believe that the Merger will not unduly complicate DTE's capital structure.

         Set forth below are summaries of the historical capital structures (excluding short-term debt) of DTE and MCN as of December 31, 2000 and the pro forma consolidated capital structure of DTE as of the same date:

                 DECEMBER 31, 2000 CAPITAL STRUCTURE (MILLIONS)

                                                                                                 PRO
                                                                            PRO FORMA           FORMA
                              DTE                     MCN                  ADJUSTMENTS         COMBINED
                              ---                     ---                  -----------         --------
Long-term debt               $3,917      49%        $1,057      46%               $ (6)         $ 4,968      48%
Preferred Stock of
subsidiaries                                           272      12%                   4             276       3%
Common shareholders'
equity
                              4,015      51%           971      42%                  92           5,078      49%
                              -----      --            ---      --                   --           -----      --
Total                        $7,932     100%        $2,300     100%                 $90         $10,322     100%

         The ratio of consolidated common equity to total capitalization of the DTE will be, on an unaudited pro forma basis, 49%. This is in keeping with the equity ratios that the Commission has traditionally found to be consistent with the public interest.(37) The parties expect that the Merger will benefit the interests of the public, consumers and investors, and will not lead to a capital structure that impairs the proper functioning of a holding company system or allows for abuses.

         2. SECTION 10(C)

                  A. SECTION 10(C)(1)

         Under Section 10(c)(1), the Commission may not approve an acquisition which is "unlawful under the provisions of Section 8" or "detrimental to the carrying out of the provisions of Section 11." Section 8 prohibits an acquisition by a registered holding company of an interest in an electric utility and a gas utility serving substantially the same territory without the express approval of the state commission when state law prohibits or requires approval of the acquisition. Section 8 applies only to registered holding companies and is thus inapplicable to the Merger.

--------
(37)     See, e.g., Northeast Utilities, HCAR No. 25221 (Dec. 21, 1990).

Even if Section 8 were applicable, however, the Merger would be entirely consistent with Michigan's laws and regulatory policies.

         Section 11(b)(1) requires a registered holding company, with limited exceptions, to limit its operations to a "single integrated public-utility system." Although this requirement is facially applicable only to registered holding companies, the Commission has held that it applies "by analogy" to exempt holding companies, such as DTE, as well.(38)

         Section 2(a)(29) provides separate definitions of an "integrated public-utility system" for gas and electric companies. For electric utility companies, the term means:

          [A] system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more States, not so large as to impair (considering the state of the art, and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation . . . .

         For gas utilities, the term means:

          [A] system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system. With respect to either type of company, the system must be confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation. Provided, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.(39)

         In large part because the Act contains different definitions of integrated gas and electric utility systems the Commission has previously established that electric and gas utilities may not

--------
(38) See, e.g., NIPSCO Industries, Inc., HCAR No. 26975 (Feb. 10, 1999) (citing Union Electric Co., 45 S.E.C. 489, 506 n .63, aff'd without opinion sub. nom., City of Cape Girardeau v. SEC, 521 F.2d 324 (D.C. Cir. 1970)).

(39) Thus, gas utilities that derive natural gas from a common source of supply may be deemed to be included in a single area or region. See, e.g., Sempra Energy, HCAR No. 26971 (Feb. 1, 1999) (holding that California and North Carolina based gas utilities could constitute an integrated system because they obtained gas from common sources of supply).

together constitute a single integrated utility system.(40) Thus, to complete the Merger, DTE must obtain the Commission's permission to own more than one integrated utility system, i.e., Detroit Edison's integrated electric utility system(41) and MCN's integrated gas utility system.(42) Section 11(b)(1), which is facially applicable to registered holding companies, permits the acquisition and retention of more than one integrated utility system only if the requirements of Section 11(b)(1)(A)-(C) are satisfied. The Commission has consistently held that full compliance with these standards is not required of holding companies that will be exempt under Section 3.(43)

         Instead, in determining whether an exempt holding company may own multiple integrated systems, the Commission focuses on whether the acquisition would be detrimental to the "core concerns" of Section 11, namely the protection of the public interest and the interests of investors and consumers.(44) Thus, the Commission has determined that an exempt utility holding company may, consistent with Section 11(b)(1), own more than one integrated utility system if the merger will result in the "de facto integration" of contiguous utility properties.(45)

         The Merger is fully consistent with the standards of Sections 10(c)(1) and 11 as applied to exempt holding companies and the de facto integration requirement. Detroit Edison's, MichCon's and Citizens' service territories are located in adjacent or nearby geographic areas, are entirely within a single state, and will overlap to a significant degree.(46) Moreover, 37.75% of DTE's residential customers and 27.83% of its non-residential customers take gas service from MCN, while 59.62% of MCN's residential gas customers and 46.71% of its non-residential gas customers take electric service from DTE. Although SMGC's territory will not be contiguous with Detroit Edison, the Commission has previously established that MCN, Citizens and SMGC constitute a single integrated system.(47) Thus, consistent with Commission precedent, the fact


--------
(40) See, e.g., Sempra Energy, HCAR No. 26890 (June 26, 1998), and the cases cited therein.

(41) When ITC is operational, it and Detroit Edison will continue to constitute an integrated electric utility system. See ITC Order.

(42) The Commission has previously made it clear that an exempt utility holding company may consist of more than one integrated utility system. See, e.g., Gaz Metropolitain, et al., HCAR No. 26170 (Nov. 23, 1994).

(43) See, e.g., NIPSCO Industries, Inc., HCAR No. 26975 (Feb. 10, 1999); TUC Holding Co., et al., supra.

(44) See, e.g., WPL Holdings, HCAR No. 26856 (April 14, 1988), aff'd in part and rev'd in part sub. nom., Wisconsin Environmental Decade, Inc. v. S.E.C., 882 F.2d 523 (D.C. Cir. 1989).

(45) See, e.g., NIPSCO Industries, supra (citing TUC Holding Co., et al., HCAR No. 26749 (Aug. 1, 1997)(citing Gaz Metropolitain, Inc., HCAR No. 26170 (Nov. 23, 1994))).

(46) The relationship between DTE and MCN's respective territories is clearly illustrated in the map appended to the initial application as Exhibit E-1.

(47)     MCN Corp., 1996 SEC LEXIS 2502 (Sept. 17, 1996).

that Detroit Edison will generally overlap with the Michigan portion of MCN's integrated gas utility system should satisfy the de facto integration doctrine.(48)

         As discussed below, the utility systems of DTE and Merger Sub will be further integrated with respect to a number of operational, administrative, and support functions. The Merger will produce a combined enterprise which will better serve the needs of its customers and the interests of its investors by offering a range of energy supply alternatives in competitive markets. The Merger will not impede the ability of the MPSC to carry out its statutory responsibilities with respect to the utility activities of DTE or Merger Sub. Nor will the Merger give rise to any of the abuses, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation, that Section 11(b)(1), and, more generally, the Act as a whole, were intended to address.(49)

         Accordingly, the Commission should find that the Merger would not be detrimental to the interests protected by Section 11, and satisfies the requirements of Section 10(c)(1).

                  B. SECTION 10(C)(2)

         Section 10(c)(2) requires that the Commission not approve an acquisition unless "the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public-utility system." The Commission has interpreted Section 10(c)(2) to permit the approval of acquisitions resulting in more than one integrated system when the acquisition "tends towards the economical and the efficient development of an integrated public-utility system."(50) The Commission has held that "where a holding company will be exempt from registration under Section 3 of the Act following an acquisition of non-integrating utility assets, it suffices for purposes of Section 10(c)(2) to find benefits to one integrated system."(51)

         In this case, however, both integrated utility systems will realize a number of benefits from the Merger. The Merger will combine two companies with complementary operations and expertise, and provide important strategic, financial and other benefits to the merging companies, their shareholders and customers. As was discussed above, the Merger will create a fully


--------
(48) For example, in NIPSCO Industries, Inc., supra, the SEC determined that a holding company which had gas and electric properties in Indiana, and additional gas properties in Massachusetts, and thus owned an integrated Indiana electric utility system and an integrated Indiana-Massachusetts natural gas utility system satisfied the de facto integration test because the "portions of the two integrated systems located in Indiana will generally overlap."

(49)     See, e.g., TUC Holding Co. et al., supra.

(50) Gaz Metropolitain, Inc., supra (quoting Union Electric Company, 45 S.E.C. 489, 504-06 (1974), aff'd without op. sub nom. City of Cape Girardeau v. SEC, 521 F.2d 324 (D.C. Cir. 1975)).

(51)     See, e.g., Sempra Energy, supra; TUC Holding Co., et al., supra.

integrated electric and natural gas company with a strong energy infrastructure and competitive operations spanning the energy value chain. By combining DTE's experience in power plant operations, coal management and marketing with MCN's experience in natural gas purchasing, transportation, storage and marketing, the combined company will be positioned to market coal, gas, and electricity as alternative or complementary energy sources and to compete more effectively in the development of new power plants and distributed generation. The Merger will also combine DTE's coal marketing expertise with MCN's participation in pipelines and gas reserves and will thus allow the combined company to offer attractive energy supply options to large customers, and develop as a major multi-fuel and power marketer.

         The Merger will have a number of operational benefits that will result in economic efficiencies for DTE as a whole and for its integrated utility subsidiaries. DTE will realize economies by combining and coordinating operations with MCN with respect to accounting, finance, information systems, CUSTOMER SERVICE OBLIGATIONS, environmental management, gas marketing, and procurement. Indeed, Applicants expect that the Merger will result in various direct operational cost reductions. These synergies will result from reductions of corporate administration and executive management, elimination of the MCN board of directors, reduced costs associated with combining the procurement operations of DTE and MCN, as well as other operations support functions such as accounting, finance and information systems, and savings from consolidation of MCN's answering services into DTE's call center. As separate companies, DTE and MCN shared a partially overlapping service territory with approximately 750,000 overlap customers in Southeast Michigan. The new DTE will be able to achieve substantial cost savings by consolidating labor and non-labor functions and using the combined resources of the new DTE more efficiently to serve its customers. As separate companies DTE and MCH were required to duplicate many of the same customer service and operational tasks, such as billing customers, responding to customer complaints, repairs, reading meters, and maintaining customer accounts. The new DTE will be able to combine many of the separate companies' operating activities.

         As described above, the Merger will also allow DTE to offer a greater range of services to customers, making it better able to meet customer needs. Further, MCN will have access to the greater financial and other resources that a larger, more diversified company can offer.

         Although the amount of such benefits cannot be specifically quantified in every case, the Commission has recognized that "specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable."(52) The Commission has previously found that benefits similar to those enumerated above satisfied the affirmative finding required under Section 10(c)(2).(53) Accordingly, the

--------
(52) Centerior Energy Corp., HCAR No. 24073 (April 29, 1986). See also, Bangor Hydro-Electric Co., et al., 1999 SEC LEXIS 2282 at *16 n. 11 (same).

(53) See, e.g., Union Electric Company, supra (provision of substantial resources made available by acquiring entity to acquired company demonstrated "efficiencies and economies by virtue of the affiliation."); WPL Holdings, Inc., HCAR No. 24590 (Feb. 26, 1988) (benefits
                                                                 (continued ...)

Commission should find that the requirements of Section 10(c)(2) are satisfied with regard to the Merger.

         3. SECTION 10(F) -- COMPLIANCE WITH STATE REQUIREMENTS

         Prior to approving an acquisition, the Commission is required, under
Section 10(f), to find that the acquisition has complied with all applicable state laws. In this case, the MPSC does not have jurisdiction over the proposed merger and has not objected to the Merger. The MPSC has jurisdiction over the proposed Exelon agreement and issued its order with respect thereto on February 14, 2001. The Missouri Public Service Commission likewise does not have jurisdiction over the Merger. Therefore, the Commission should determine that the requirements of this section will be met.(54)

C. SECTION 3(A)(1)

         Applicants believe that, following consummation of the Merger, DTE and Merger Sub will be entitled to exemption under Section 3(a)(1) from all provisions of the Act (except for Section 9(a)(2) thereof). Importantly, DTE and MCN are both already exempt under Section 3(a)(1) and because they are based in the same state there is no reason why such status would not be available to the post-Merger DTE or to MCN. Section 3(a)(1) authorizes the Commission to exempt any holding company:

          [I]f such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income are predominantly intrastate in character and will carry on their businesses substantially within a single State in which such holding company and every such subsidiary company thereof are organized ...

         Following the Merger, DTE and each of its public utility subsidiaries, with the exception of SMGC,(55) will be organized in Michigan. Because SMGC's revenues are so much smaller in

--------
supporting Section 10(c)(2) finding include "[a] structure that could more effectively address the growing national competition in the energy industry, refocus various utility activities, facilitate selective diversification into non-utility business ... and provide additional flexibility for financing ... ").

(54) The MPSC does have jurisdiction over the Exelon Agreement which is considered to be a "special contract" involving MichCon. The Exelon Agreement, however, is not subject to review by the Commission.

(55) The Commission previously held that MCN could acquire its interest in Southern Missouri Gas Co. while retaining its Section 3(a)(1) exemption. See MCN Corp., HCAR No. 26576 (Sept. 17, 1996). Consequently, there is no reason why DTE's ownership of Southern Missouri Gas Co. after the consummation of the merger would be inconsistent with DTE's possession of a Section 3(a)(1) exemption.

comparison to DTE and MCN's, SMGC will not produce a "material" portion of the post-merger DTE's income and thus will not pose a Section 3(a)(1) problem.(56) Each of the Michigan-based public utility subsidiaries will earn virtually all of its utility income from operations within the state of Michigan, while DTE as a whole will be "predominantly intra-state in nature." Under the circumstances, DTE will qualify as an exempt holding company, "unless and except insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors or consumers . . . ." As discussed in Item 1(B)(1),
Applicants believe that the Merger will result in efficiencies and economies which will benefit the interest of the public, investors and consumers. As noted above, the combination of electric and gas utility business resulting from the Merger raises no public interest concerns. Therefore, the Applicants believe that DTE will qualify for the Section 3(a)(1) exemption upon consummation of the Merger, and request an order from the Commission granting such exemption.

         In addition, Applicants ask the Commission to issue an order finding that Merger Sub will also be an exempt utility holding company pursuant to
Section 3(a)(1). Because Merger Sub will have the same corporate structure, and will have the same public utility subsidiaries as MCN, which currently enjoys a
Section 3(a)(1) exemption, it follows that Merger Sub should be eligible for that exemption as well.(57) The Commission has previously allowed holding company structures in which an exempt holding company has another exempt holding company as a subsidiary.(58) There is therefore no reason to deprive MCN, or DTE, of exempt status.

ITEM 4.  REGULATORY APPROVAL


--------
(56) As was noted above, SMGC contributed $5.74.2 million in operating revenues to MCN for the year ended December 31, 2000. By contrast, DTE and MCN together had 8.4 billion in 2000 operating revenues. See also footnote 57, infra.

(57) For the year ended December 31, 2000, SMGC's gross revenues and net operating revenues were less than 1% of MCN's gross revenues and net operating revenues, respectively. As of December 31, 2001, SMGC's utility assets were less than 1% of those of MCN, and the number of its customers was less than 1% of MCN's total customers. Finally, the volume of gas sold by SMGC during 2000 amounts to less than 1% of the gas sold by MCN during this same period. Upon the Merger, SMGC's revenues, utility assets, number of customers and gas sales are expected to constitute a similar percentage of Merger Sub's revenues, utility assets, number of customers and volume of gas sold, and an even smaller percentage of DTE's revenues, utility assets and number of customers.

(58) The Commission has previously exempted by order under Section 3(a)(1) a holding company that had a utility subsidiary incorporated under the laws of a different jurisdiction than that of the holding company. See, e.g., Energy East Corporation, HCAR Rel. No. 27128 (February 2, 2000) (issuing a ss.3(a)(1) order to a New York corporation with a gas utility subsidiary organized in Connecticut); and NIPSCO Industries , HCAR Rel. No. 26975 (February 10, 1999) (issuing a ss. 3(a)(1) order to an Indiana corporation with one gas utility subsidiary organized and operating in Massachusetts and another organized in New Hampshire and operating in New Hampshire and Maine).

         The Merger is subject to the expiration or termination of the 30-day waiting period under the HSR Act and no action having been instituted by the DOJ or the FTC that is not withdrawn, terminated or otherwise resolved prior to the effective time of the Merger. The FTC notified the parties by letter dated March 22, 2001 that the HSR Act waiting period had been terminated effective March 21, 2001, and no action against the merger has been instituted by the DOJ or FTC.

         Although the MPSC does not have jurisdiction over the Merger, it has discussed the transaction with both of the merging parties and has raised no objections. MPSC approval is required, and has been obtained, for the transfer of capacity described in Item 3, B.1.A above. Similarly, FERC will not have jurisdiction over the Merger because MCN does not have any FERC-jurisdictional facilities.

         DTE holds a license issued by the Nuclear Regulatory Commission to own and operate its Fermi 2 nuclear power plant. Under the Atomic Energy Act and NRC regulations, nuclear licensees must seek and obtain prior NRC consent for any changes that would constitute a transfer of an NRC license, directly or indirectly, through transfer of control of the license to any person. Additionally, the NRC has expressed concern over the potential of certain mergers to affect the basis for prior NRC decisions related to the financial qualifications of an NRC licensee. DTE does not believe that the merger would constitute a transfer of control of its NRC license or that the merger will affect the basis for prior NRC decisions relating to its financial qualifications as an NRC licensee. DTE has requested confirmation that the NRC concurs with its belief, and the NRC has provided such confirmation in a letter dated March 22, 2000.

         Except as set forth above, no other state or federal agency has jurisdiction over the transactions described herein.

ITEM 5. PROCEDURE

         The Commission is respectfully requested to issue and publish promptly the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than three weeks from the notice date by which comments may be entered and the earliest date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.

         It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Merger. The Division of Investment Management, Office of Public Utility Regulation, may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

* A-1:            DTE's Articles of Incorporation

* A-2:            DTE's Bylaws

* A-3:            MCN's Articles of Incorporation

* A-4:            MCN's Bylaws

* A-5:            DTE's Rights Agreement

* A-6:            MCN's Rights Agreement

* B-1:            Merger Agreement  (included as an attachment to Exhibit C-1)

B-2:              Amended Merger Agreement (included as an attachment to Exhibit
                  C-2)

* C-1:            Registration Statement

C-2: Post-Effective Amendment No. 2 to Registration Statement (incorporated by reference)

* D-1: Letter from the MPSC concerning the Merger (previously submitted by the MPSC)

* D-2:            MPSC Order regarding transfer of capacity rights

* D-3:            FTC Decision and Order allowing the Merger to Proceed

* E-1:            Map depicting the utility service territories of Detroit
                  Edison and MichCon

F-1:              Present-Tense Opinion of Counsel

F-2:              Past-Tense Opinion of Counsel (to be filed by amendment)

G-1: Annual Report of DTE on Form 10-K for the year ended December 31, 2000 (incorporated by reference)

G-2: Annual Report of MCN on Form 10-K for the year ended December 31, 2000 (incorporated by reference)

G-3a:             DTE's Income Statement (incorporated by reference)

G-3b:             DTE's Balance Sheet (incorporated by reference)

G-3c:             Statement of Retained Earnings (incorporated by reference)

* H-1:            Fairness Opinion of Warburg Dillon Read LLC (included in
                  Exhibit C-1)

H-2: Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith, Inc. (included in Exhibit C-2)

*I-1:             Proposed Form of Notice

*       Previously Filed

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

         Applicants believe that the Merger will not involve major federal action significantly affecting the quality of the human environment as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4321 et seq. ("NEPA"). First, no major federal action within the meaning of NEPA is involved. Second, consummation of the Merger will not result in changes in the operations of the subsidiaries of DTE or MCN that would have any significant impact on the environment. To the best of Applicants' knowledge, information and belief, no federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                       DTE ENERGY COMPANY



Date:  May 18, 2001                    By: /s/ N.A. Khouri
                                           -------------------------------------
                                           N.A. Khouri
                                           Senior Vice President and Treasurer



                                       DTE ENTERPRISES, INC.



                                       By: /s/ Thomas A. Hughes
                                           -------------------------------------
                                           Thomas A. Hughes
                                           Assistant Vice President and
                                           Associate General Counsel

                                  EXHIBIT INDEX

Exhibit           Description
Number

* A-1:            DTE's Articles of Incorporation

* A-2:            DTE's Bylaws

* A-3:            MCN's Articles of Incorporation

* A-4:            MCN's Bylaws

* A-5:            DTE's Rights Agreement

* A-6:            MCN's Rights Agreement

* B-1:            Merger Agreement (included as an attachment to Exhibit C-1)

B-2:              Amended Merger Agreement (included as an attachment to Exhibit
                  C-2)

* C-1:            Registration Statement

C-2: Post-Effective Amendment No. 2 to Registration Statement (incorporated by reference)

* D-1: Letter from the MPSC concerning the Merger (previously submitted by the MPSC)

* D-2:            MPSC Order regarding transfer of capacity rights

* D-3:            FTC Decision and Order allowing the Merger to Proceed

* E-1:            Map depicting the utility service territories of Detroit
                  Edison and MichCon

F-1:              Present-Tense Opinion of Counsel

F-2:              Past-Tense Opinion of Counsel (to be filed by amendment)

G-1: Annual Report of DTE on Form 10-K for the year ended December 31, 2000 (incorporated by reference)

G-2a: Annual Report of MCN on Form 10-K for the year ended December 31, 2000 (incorporated by reference)

G-3a:             DTE's Income Statement (incorporated by reference)

G-3b:             DTE's Balance Sheet (incorporated by reference)

G-3c:             Statement of Retained Earnings (incorporated by reference)

* H-1:            Fairness Opinion of Warburg Dillon Read LLC (included in
                  Exhibit C-1)

H-2: Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith, Inc. (included in Exhibit C-2)

*I-1:             Proposed Form of Notice

*                 Previously Filed